FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 02/17/2026

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26 Boulevard Royal – 4th floor
L-2249 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:/s/ Guillermo Etchepareborda	By:/s/Sebastián Martí
Name: Guillermo Etchepareborda	Name: Sebastián Martí
Title: Attorney in Fact	Title: Attorney in Fact

Dated: February 17, 2026

TERNIUM S.A.
Consolidated Financial Statements
as of December 31, 2025 and 2024 and
for the years ended on December 31, 2025, 2024 and 2023

26 Boulevard Royal, 4th floor
L – 2449 Luxembourg
R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023
(All amounts in $ thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2025	2024	2023

Net sales	5	15,609,094	17,649,060	17,610,092
Cost of sales	6	(13,255,990)	(14,760,224)	(14,050,737)

Gross profit		2,353,104	2,888,836	3,559,355

Selling, general and administrative expenses	7	(1,601,466)	(1,650,759)	(1,471,678)
Other operating (expense) income, net	9	(46,216)	25,234	110,337

Operating income		705,422	1,263,311	2,198,014

Finance expense	10	(214,392)	(196,175)	(125,376)
Finance income	10	237,532	297,820	255,009
Other financial (expenses) income, net	10	(48,564)	(295,859)	(6,179)
Equity in earnings of non-consolidated companies	14	85,641	69,108	105,305
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	(117,400)	(410,200)	—
Effect related to the increase of the participation in Usiminas	3	—	—	(171,045)
Recycling of other comprehensive income related to Usiminas	3	—	—	(934,946)

Profit before income tax expense		648,239	728,005	1,320,782

Income tax expense	11	(345,144)	(554,224)	(334,408)

Profit for the year		303,095	173,781	986,374

Attributable to:
Owners of the parent		425,232	(53,672)	676,043
Non-controlling interest		(122,137)	227,453	310,331

Profit for the year		303,095	173,781	986,374

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in $ per share)		0.22	(0.03)	0.34

The accompanying notes are an integral part of these consolidated financial statements.

Page 4 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023
(All amounts in $ thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2025	2024		2023

Profit for the year	303,095	173,781		986,374

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	360,101	(732,673)		(9,108)
Currency translation adjustment from participation in non-consolidated companies (1)	42,285	(91,110)		980,884
Changes in the fair value of financial instruments at fair value through other comprehensive income	(77,433)	602,889		(554,737)
Income tax related to financial instruments at fair value	10,480	28,968	0	(46,859)
Changes in the fair value of derivatives classified as cash flow hedges (2)	112,027	(76,039)		22,721
Income tax relating to cash flow hedges	(33,640)	22,847		(6,824)
Other	(519)	(875)		(300)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(45,877)	775		(52,127)
Income tax relating to remeasurement of post employment benefit obligations	13,581	6,052		4,829
Remeasurement of post employment benefit obligations from participation in non-consolidated companies	(19)	284		6,013

Other comprehensive income (loss) for the year, net of tax	380,986	(238,882)		344,492

Total comprehensive income (loss) for the year	684,081	(65,101)		1,330,866

Attributable to:
Owners of the parent	506,145	158,145		1,141,928
Non-controlling interest	177,936	(223,246)		188,938

Total comprehensive (loss) income for the year	684,081	(65,101)		1,330,866
(1) See note 3 (c).
(2) See note 22.

The accompanying notes are an integral part of these consolidated financial statements.

Page 5 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024
and for the years ended December 31, 2025, 2024 and 2023
(All amounts in $ thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2025		December 31, 2024

ASSETS

Non-current assets
Property, plant and equipment, net	12	10,406,110		8,381,155
Intangible assets, net	13	1,002,361		1,022,111
Investments in non-consolidated companies	14	562,695		468,516
Other investments	18	215		22,979
Deferred tax assets	20	1,039,179		1,194,398
Receivables, net	15	803,902		961,298
Trade receivables, net	16	4,261	13,818,723	—	12,050,457

Current assets
Receivables, net	15	822,544		772,726
Current income tax assets	15	162,475		129,713
Derivative financial instruments	22	42,581		4,483
Inventories, net	17	4,093,659		4,750,511
Trade receivables, net	16	1,535,716		1,562,058
Other investments	18	1,600,002		2,160,051
Cash and cash equivalents	18	1,531,204	9,788,181	1,691,263	11,070,805

Assets classified as held for sale			8,187		7,285

			9,796,368		11,078,090

Total Assets			23,615,091		23,128,547

EQUITY
Capital and reserves attributable to the owners of the parent			11,944,300		11,968,186

Non-controlling interest			4,203,446		4,163,383

Total Equity			16,147,746		16,131,569

LIABILITIES

Non-current liabilities
Provisions	19	585,854		552,600
Deferred tax liabilities	20	24,278		88,707
Non current tax liabilities	11	13,152		21,436
Other liabilities	21	956,112		765,961
Trade payables		1,122		5,402
Lease liabilities	23	138,031		163,666
Borrowings	24	1,814,587	3,533,136	1,560,047	3,157,819

Current liabilities
Provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	527,600		410,200
Current income tax liabilities		39,343		106,883
Other liabilities	21	639,786		629,678
Trade payables		2,073,496		1,925,526
Derivative financial instruments	22	1,081		50,342
Lease liabilities	23	48,503		46,458
Borrowings	24	604,400	3,934,209	670,072	3,839,159

Total Liabilities			7,467,345		6,996,978

Total Equity and Liabilities			23,615,091		23,128,547
The accompanying notes are an integral part of these consolidated financial statements.

Page 6 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2025	2,004,743	(150,000)	(23,295)	1,342,752	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569

Profit for the year							425,232	425,232	(122,137)	303,095
Other comprehensive income (loss) for the period
Currency translation adjustment						82,861		82,861	319,525	402,386
Remeasurement of post employment benefit obligations				(29,655)				(29,655)	(2,660)	(32,315)
Cash flow hedges and others, net of tax				69,557				69,557	8,830	78,387
Others (4)				(41,850)				(41,850)	(25,622)	(67,472)

Total comprehensive income (loss) for the year	—	—	—	(1,948)	—	82,861	425,232	506,145	177,936	684,081

Dividends paid in cash (5)							(530,031)	(530,031)	—	(530,031)
Dividends paid in cash to non-controlling interest								—	(15,304)	(15,304)
Dividends paid in kind to non-controlling interest								—	(112,278)	(112,278)
Repayment of additional paid in capital (6)								—	(10,291)	(10,291)

Balance as of December 31, 2025	2,004,743	(150,000)	(23,295)	1,340,804	(2,324,866)	(2,046,690)	13,143,604	11,944,300	4,203,446	16,147,746
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2025, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax. See note 18.
(5) Represents $ 0.27 per share ($ 2.70 per ADS). Related to the dividends distributed on May 14 and on November 12, 2025, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 11.2 million were included in equity as deduction of dividend paid.
(6) It corresponds to the agreement in connection with the repayment of the additional paid in capital from Tenigal S. de R.L. de C.V. to the non-controlling interest as per the shareholders’ agreement signed on June 25, 2025. The shareholders agreed to the repayment of the total amount of the additional paid in capital of $ 63 million in the upcoming three years, starting in June 2025.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 7 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2024	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859

Profit for the year							(53,672)	(53,672)	227,453	173,781
Other comprehensive income (loss) for the period
Currency translation adjustment						(165,724)		(165,724)	(658,059)	(823,783)
Remeasurement of post employment benefit obligations				(12,933)				(12,933)	20,044	7,111
Cash flow hedges and others, net of tax				(47,051)				(47,051)	(6,141)	(53,192)
Others (4)				437,525				437,525	193,457	630,982

Total comprehensive income (loss) for the year	—	—	—	377,541	—	(165,724)	(53,672)	158,145	(223,246)	(65,101)

Dividends paid in cash (5)							(608,554)	(608,554)	—	(608,554)
Dividends paid in cash to non-controlling interest								—	(6,635)	(6,635)

Balance as of December 31, 2024	2,004,743	(150,000)	(23,295)	1,342,752	(2,324,866)	(2,129,551)	13,248,403	11,968,186	4,163,383	16,131,569
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2024, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2024, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(5) Represents $ 0.31 per share ($ 3.10 per ADS). Related to the dividends distributed on May 8 and on November 21, 2024, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.9 million were included in equity as deduction of dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 8 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent
	Capital stock (1)	Treasury shares (1)	Initial public offering expenses	Reserves (2)	Capital stock issue discount (3)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity
Balance as of January 1, 2023	2,004,743	(150,000)	(23,295)	1,394,567	(2,324,866)	(2,859,068)	13,803,878	11,845,959	1,922,434	13,768,393

Profit for the year							676,043	676,043	310,331	986,374
Other comprehensive income (loss) for the period
Currency translation adjustment (4)						895,241		895,241	76,535	971,776
Remeasurement of post employment benefit obligations				(24,904)				(24,904)	(16,381)	(41,285)
Cash flow hedges and others, net of tax				14,188				14,188	1,709	15,897
Others (5)				(418,640)				(418,640)	(183,256)	(601,896)

Total comprehensive income (loss) for the year	—	—	—	(429,356)	—	895,241	676,043	1,141,928	188,938	1,330,866

Dividends paid in cash (6)							(569,292)	(569,292)	—	(569,292)
Dividends paid in cash and kind to non-controlling interest								—	(294,003)	(294,003)
Effects related to the increase of the participation in Usiminas (7)								—	2,575,895	2,575,895

Balance as of December 31, 2023	2,004,743	(150,000)	(23,295)	965,211	(2,324,866)	(1,963,827)	13,910,629	12,418,595	4,393,264	16,811,859
(1) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2023, there were 2,004,743,442 shares issued. All issued shares are fully paid. Also, as of December 31, 2023, the Company held 41,666,666 shares as treasury shares.
(2) Include mainly legal reserve under Luxembourg law for $ 200.5 million, undistributable reserves under Luxembourg law for $ 1.4 billion, and reserves related to the acquisition of non-controlling interest in subsidiaries for $ (72.4) million.
(3) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
(4) See note 3 (c).
(5) Includes mainly the changes of the fair value of financial instruments at fair value through other comprehensive income, net of tax.
(6) Represents $ 0.29 per share ($ 2.90 per ADS). Related to the dividends distributed on May 2 and on October 31, 2023, and as 41,666,666 shares are held as treasury shares by Ternium, the dividends attributable to these treasury shares amounting to $ 12.1 million were included in equity as deduction of dividend paid.
(7) See note 3 (f).

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 25 (iii). The accompanying notes are an integral part of these consolidated financial statements.

Page 9 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 (All amounts in $ thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2025	2024	2023

Cash flows from operating activities
Profit for the year		303,095	173,781	986,374
Adjustments for:
Depreciation and amortization	12 & 13	788,308	743,277	657,692
Impairment charge	4 (e)(2), 4 (f), 9 & 12	18,757	32,435	42,316
Income tax accruals less payments	27 (b)	100,423	497,697	(160,940)
Equity in earnings of non-consolidated companies	14	(85,641)	(69,108)	(105,305)
Interest accruals less payments/receipts, net	27 (b)	(14,550)	(16,331)	(45,139)
Changes in provisions	19	(463)	(60,469)	(64,447)
Changes in working capital (1)	27 (b)	1,035,432	(15,880)	321,081
Net foreign exchange results and others		50,864	210,555	(236,499)
Non-cash effects related to the provision for ongoing litigation related to the acquisition of a participation in Usiminas	25	117,400	410,200	—
Non-cash effects related to the increase of the participation in Usiminas	3	—	—	1,105,991

Net cash provided by operating activities		2,313,625	1,906,157	2,501,124

Cash flows from investing activities
Capital expenditures and advances to suppliers for PP&E (2)	12 & 13	(2,500,854)	(1,865,419)	(1,460,677)
Decrease (Increase) in other investments	18	490,380	462,128	(717,534)
Proceeds from the sale of property, plant and equipment		4,146	2,388	2,477
Dividends received from non-consolidated companies		32,086	25,582	43,075
Repayment of additional paid in capital (3)		(10,291)	—	—
Acquisition of business
Purchase consideration	3	—	—	(118,686)
Cash acquired	3	—	—	781,072

Net cash used in investing activities		(1,984,533)	(1,375,321)	(1,470,273)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(530,031)	(608,554)	(569,292)
Dividends paid in cash to non-controlling interest		(8,696)	(54,335)	—
Lease payments	23	(64,544)	(61,194)	(58,900)
Proceeds from borrowings		1,114,525	1,558,501	354,946
Repayments of borrowings		(1,011,831)	(1,322,803)	(493,111)

Net cash used in financing activities		(500,577)	(488,385)	(766,357)

(Decrease) increase in cash and cash equivalents		(171,485)	42,451	264,494

Movement in cash and cash equivalents
At January 1,		1,691,263	1,846,013	1,653,355
Effect of exchange rate changes		11,426	(197,201)	(71,836)
(Decrease) increase in cash and cash equivalents		(171,485)	42,451	264,494

Cash and cash equivalents at December 31, (4)		1,531,204	1,691,263	1,846,013

Non-cash transactions:
Dividends paid in kind to non-controlling interest		(112,278)	—	(233,538)
Acquisition of PP&E under lease contract agreements		33,951	13,850	16,061
Adjustments related to post-retirement benefits and contingencies		—	—	171,987
(1) The working capital is calculated net of non-cash movements of $ 210.3 million as of December 31, 2025 ($ (389.8) million and $ 129.3 million as of December 31, 2024 and 2023, respectively) due to the variations in the exchange rates used by subsidiaries.
(2) It includes capital expenditures of $ 2,659,101 and a decrease in advances to suppliers for property, plant and equipment of $ (158,247) for the year ended December 31, 2025 ($ 1,821,111 and an increase of $ 44,308, respectively, for the year ended December 31, 2024).
(3) It corresponds to the agreement in connection with the repayment of the additional paid in capital from Tenigal S. de R.L. de C.V. to the non-controlling interest as per the shareholders’ agreement signed on June 25, 2025. The shareholders agreed to the repayment of the total amount of the additional paid in capital of $ 63 million in the upcoming three years, starting in June 2025.
(4) It includes restricted cash of $ 2,838, $ 2,746 and $ 3,129 as of December 31, 2025, 2024 and 2023, respectively. In addition, the Company had other investments with a maturity of more than three months for $ 1,600,061, $ 2,182,874 and $ 2,186,420 as of December 31, 2025, 2024 and 2023, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Page 10 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Page 11 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
Notes to the Consolidated Financial Statements

1.    GENERAL INFORMATION
Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies. The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of $ 1.00 per share. As of December 31, 2025, there were 2,004,743,442 shares issued. All issued shares are fully paid.

Ternium’s American Depositary Shares (“ADSs”) trade on the New York Stock Exchange under the symbol “TX”.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime. Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax. However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to $ 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2025 and 2024, this special tax reserve amounted to $ 3.5 billion and $ 4.1 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions.

Page 12 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.    BASIS OF PRESENTATION
a)     Basis of presentation
These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2026), as issued by the International Accounting Standards Board and in conformity with IFRS Accounting Standards as adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“$”), except otherwise indicated.

These Consolidated financial statements fairly present the consolidated financial position of Ternium as of December 31, 2025 and 2024, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the years ended December 31, 2025, 2024 and 2023.

Elimination of all material intercompany transactions and balances between the Company and its respective subsidiaries has been made in consolidation.

These consolidated financial statements have been prepared under the historical cost convention and certain financial assets and financial liabilities (including derivative instruments) are at fair value through profit or loss.

These consolidated financial statements have been approved for issue by the Board of Directors on February 17, 2026. The Directors have the power to amend and reissue the consolidated financial statements.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

Page 13 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2025	2024	2023
Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding, financial services and agency trading activities	100.00%	100.00%	100.00%
Ternium Internacional España S.L. (1)	Spain	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Solutions S.A. (1)	Uruguay	Other services	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (1)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium USA Inc. (2)	USA	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Argentina S.A. (3)	Argentina	Manufacturing and selling of flat steel products	62.57%	62.57%	62.57%
Prosid Investments S.A. (4)	Uruguay	Holding	62.58%	62.58%	62.58%
Ternium Mexico S.A. de C.V. (5)	Mexico	Manufacturing and selling of steel products	89.25%	89.25%	89.25%
Las Encinas S.A. de C.V. (6)	Mexico	Exploration, exploitation and pelletizing of iron ore	89.25%	89.25%	89.25%
Ferropak Comercial S.A. de C.V. (6)	Mexico	Scrap services company	89.25%	89.25%	89.25%
Transamerica E. & I. Trading Corp. (6)	USA	Scrap services company	89.25%	89.25%	89.25%
Galvacer Chile S.A. (6)	Chile	Distributing company	89.25%	89.25%	89.25%
Ternium Gas México S.A. de C.V. (7)	Mexico	Energy services company	89.25%	89.25%	89.25%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.62%	44.62%	44.62%
Exiros B.V. (8)	Netherlands	Procurement and trading services	50.00%	50.00%	50.00%
Servicios Integrales Nova de Monterrey S.A. de C.V. (9)	Mexico	Medical and Social Services	66.49%	66.49%	66.49%
Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.92%	99.92%	99.92%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Internacional Guatemala S.A. (10)	Guatemala	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ternium Colombia S.A.S. (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium del Atlántico S.A.S (11)	Colombia	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (11)	Uruguay	Marketing of steel products and procurement services	100.00%	100.00%	100.00%
Technology & Engineering Services S.A. (11)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Brasil Ltda. (12)	Brazil	Manufacturing and selling of steel products	100.00%	100.00%	100.00%
Tenigal S. de R.L. de C.V. (13)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Soluciones Integrales de Gestión S.A. (14)	Argentina	Other services	100.00%	100.00%	100.00%
Usinas Siderúrgicas de Minas Gerais S.A. (15)	Brazil	Manufacturing and selling of steel products	23.30%	23.30%	23.30%
Mineração Usiminas S.A. (16)	Brazil	Exploration, exploitation and pelletizing of iron ore	16.31%	16.31%	16.31%
Soluções Em Aço Usiminas S.A. (17)	Brazil	Manufacturing and selling of steel products	16.05%	16.05%	16.05%
Usiminas Mecânica S.A. (18)	Brazil	Engineering and other services	23.30%	23.30%	23.30%
Usiminas International S.À R.L. (19)	Luxembourg	Holding	23.30%	23.30%	23.30%

Page 14 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

2.    BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2025	2024	2023
Usiminas Participações E Logística S.A. (20)	Brazil	Logistics and distribution of steel-derived products	17.48%	17.48%	17.48%
Metalcentro Ltda. (21)	Brazil	Other services	23.30%	23.30%	23.30%
Vientos de Olavarría S.A. (22)	Argentina	Renewable energy projects.	—	62.57%	62.57%
Ternium del Cauca S.A.S. (23)	Colombia	Manufacturing and selling of steel products	—	100.00%	100.00%
Rios Unidos logistica e transporte de açõ Ltda. (24)	Brazil	Logistics and distribution of steel-derived products	—	—	23.30%

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.
(2) Indirectly through Ternium Internacional España S.L. Total voting rights held 100.00%.
(3) Indirectly through Ternium Internacional España S.L. Total voting rights held 62.57%.
(4) Indirectly through Ternium Argentina S.A. and Ternium Procurement S.A. Total voting rights held 100.00%.
(5) Indirectly through Ternium Argentina S.A. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(6) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(7) Indirectly through Ternium Mexico S.A. de C.V. and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.
(8) Total voting rights held: 50.00%. The Company recognizes the assets, liabilities, revenue and expenses in relation to its interest in the joint operation.
(9) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.50%.
(10) Indirectly through Ternium Internacional España S.L. and Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.
(11) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(12) Indirectly through Ternium Internacional España S.L. Total voting rights held: 100.00%.
(13) Indirectly through Ternium Internacional España S.L. Total voting rights held: 51.00%.
(14) Indirectly through Ternium Investments S.à r.l. and Ternium Internacional España S.L. Total voting rights held 100.00%.
(15) Indirectly through Ternium Investments S.à r.l., Prosid Investments S.A. and Ternium Argentina S.A. Total voting rights held 42.57%.
(16) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.80%.
(17) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 29.32%.
(18) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(19) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. Total voting rights held 42.57%.
(20) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Mineração Usiminas S.A. Total voting rights held 36.20%.
(21) Indirectly through Usinas Siderúrgicas de Minas Gerais S.A. and Usiminas Mecânica S.A. Total voting rights held 42.57%.
(22) This company was merged into Ternium Argentina S.A effective as of January 1, 2025.
(23) This company was dissolved as of June 4, 2025.
(24) This company was merged into Usinas Siderúrgicas de Minas Gerais S.A. as of April 25, 2024.

The most material non-controlling interest is related to the investment in Ternium Argentina S.A. (“Ternium Argentina”) and Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”), being both listed companies in the Buenos Aires Stock Exchange and in the B3 Brazilian Stock Exchange, respectively.

For more information about Ternium Argentina, see note 30 and information publicly available in the Buenos Aires Stock Exchange webpage.

Under Usiminas’ annual accounts as of December 31, 2025, and for the year then ended, revenues amounted to $ 4,698 million (2024: $ 4,803 million), net loss from continuing operations to $ (521) million (2024: net profit from continuing operations $ 1 million), net profit attributable to non-controlling interest to $ 30 million (2024: $ 28 million), total assets to $ 6,485 million (2024: $ 6,439 million), total liabilities to $ 2,178 million (2024: $ 2,130 million), shareholders’ equity to $ 4,307 million (2024: $ 4,309 million) and non-controlling interest to $ 525 million (2024: $ 452 million). Information publicly available related to Usiminas could be found in the Usiminas Investor Relations webpage.

Page 15 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS

(a) The participation in Usiminas as of June 30, 2023

On January 16, 2012, the Company’s subsidiaries, Ternium Investments and Ternium Argentina (together with its wholly-owned subsidiary Prosid Investments S.A., or "Prosid", and the Company’s affiliate, Confab Industrial S.A., a subsidiary of Tenaris, or TenarisConfab), joined the existing control group of Usiminas, a leading steel company in the Brazilian flat steel market, through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively, and formed the so-called Ternium/Tenaris (T/T) Group.

On October 30, 2014, Ternium Investments acquired 51.4 million additional ordinary shares of Usiminas. On April 20, 2016, Ternium Investments subscribed to 7.0 million preferred shares of Usiminas and Ternium Argentina, together with Prosid, subscribed to an aggregate 1.5 million preferred shares of Usiminas. On July 19, 2016, Usiminas’ extraordinary general shareholders’ meeting homologated a capital increase, and Ternium Investments acquired 62.6 million additional ordinary shares, and Ternium Argentina and Prosid acquired an aggregate 13.8 million additional ordinary shares. As a result of these transactions, Ternium, through its subsidiaries Ternium Investments, Ternium Argentina and Prosid, owned as of June 30, 2023, 242.6 million ordinary shares of Usiminas (representing 34.4% of Usiminas’ ordinary shares) and 8.5 million of Usiminas’ preferred shares (representing 1.6% of Usiminas’ preferred shares), representing, in the aggregate, 20.4% of Usiminas’ share capital.

As of June 30, 2023, the Usiminas control group held, in the aggregate, 483.6 million ordinary shares bound to the Usiminas shareholders’ agreement, representing approximately 68.6% of Usiminas’ voting capital. The Usiminas control group, which was bound by a long-term shareholders’ agreement that governs the rights and obligations of Usiminas’ control group members, was composed as of such date of three sub-groups: the T/T Group; the NSC Group, comprising Nippon Steel Corporation (“NSC”), Metal One Corporation and Mitsubishi Corporation; and Usiminas’ pension fund Previdência Usiminas. The T/T Group held approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to TenarisConfab); the NSC Group held approximately 45.9% of the total shares held by the control group; and Previdência Usiminas held the remaining 7%. The corporate governance rules reflected in the Usiminas shareholders agreement provided, among other things, that Usiminas’ executive board was composed of six members, including the chief executive officer and five vice-presidents, with Ternium and NSC nominating three members each. The right to nominate Usiminas’ chief executive officer alternated between Ternium and NSC at every 4-year interval, with the party that did not nominate the chief executive officer having the right to nominate the chairman of Usiminas’ board of directors for the same 4-year period. The Usiminas shareholders agreement also provided for an exit mechanism consisting of a buy-and-sell procedure—exercisable at any time after November 16, 2022, and applicable with respect to shares held by NSC and the T/T Group—, which would allow either Ternium or NSC to purchase all or a majority of the Usiminas shares held by the other shareholder.

(b) The acquisition of the additional participation

On March 30, 2023, Ternium S.A. announced that its subsidiaries Ternium Investments and Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A., all of which compose the T/T group within Usiminas control group, entered into a share purchase agreement to acquire from Nippon Steel Corporation, Mitsubishi and MetalOne (the “NSC group”), pro rata to their current participations in the T/T group, 68.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”) at a price of BRL10 per ordinary share.

Page 16 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

On July 3, 2023, the Company announced the completion of the acquisition of this additional participation. Pursuant to the transaction, Ternium paid $ 118.7 million in cash for 57.7 million ordinary shares, increasing its participation in the Usiminas control group to 51.5%.

The Usiminas control group holds the majority of Usiminas’ voting rights. Following the completion of the transaction, the T/T group holds an aggregate participation of 61.3% in the control group, with the NSC group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7.1%, respectively. The Usiminas control group members also agreed a new governance structure, as a result of which the T/T group nominated a majority of the Usiminas board of directors, the CEO and four other members of Usiminas board of officers, and ordinary decisions are approved with a 55% majority of the control group shares.

Pursuant to the Usiminas shareholders agreement, as supplemented by the T/T Group shareholders’ agreement, Ternium started fully consolidating Usiminas balance sheet and results of operations in its consolidated financial statements beginning in July 2023.

(c) Remeasurement of the previously held interest

As of July 3, 2023, Ternium remeasured its former participation (20.4%) at its fair value as of such date.

Consequently, Ternium valued its previously held interest by means of the market quotation of Usiminas share in the Brazilian stock market. Such value as of July 3, 2023, was of 7.36 BRL per share, amounting to a total of $ 385.9 million. This valuation results in the recognition of a loss of $ 441.4 million, which is included along with the gain related to the bargain purchase amounting to $ 270.4 million (see note 3 (d)) in the “Effect related to the increase of the participation in Usiminas” in the income statement for a total of $ 171.0 million.

In addition, IFRS 3, paragraph 42, establishes that the previous interest must be remeasured, and necessary adjustments made as if it were a disposal of the investment. In this case, items previously recognized in other comprehensive income, mainly the CTA (currency translation adjustment) should be recycled to results of the period. The accumulated loss in “Other comprehensive income” as of the acquisition date was $ 934.9 million.

Page 17 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

(d) Fair value of net assets acquired

The fair values determined for the assets acquired and liabilities assumed arising from the acquisition as of July 3, 2023, are as follows:

Fair value of acquired assets and assumed liabilities:	in $ thousands

Property, plant and equipment (note 12)	904,780
Investments in non-consolidated companies	400,037
Inventories	1,707,311
Cash and cash equivalents	781,072
Other investments	247,005
Trade receivables	764,257
Allowance for doubtful accounts	(44,626)
Other receivables	854,917
Deferred tax assets	1,327,232
Borrowings	(1,224,399)
Provisions	(856,153)
Trade payables	(758,687)
Other assets and liabilities, net	(509,486)
Net assets acquired	3,593,260

Non-controlling interest	(2,818,358)
Remeasurement of previously held interest in Usiminas	(385,851)
Total Purchase consideration	(118,686)
Bargain purchase gain	270,365

Loss on the remeasurement of previously held interest in Usiminas	(441,410)
Net loss effect related to the increase of the participation in Usiminas	(171,045)

The purchase price allocation disclosed above was prepared by Management with the assistance of a third-party expert. Management applied significant judgment in estimating the fair value of assets acquired and liabilities assumed, which involved the use of significant estimates and assumptions in particular with respect to the estimation of the loss probability for the contingencies, including revenue forecasts, EBITDA margins, capital expenditures and discount rate for the cash flow projections. According to the purchase price allocation, the transaction led to the recognition of a bargain purchase of $ 270.4 million.

(e) Put and call option

In addition to the share purchase and the new governance structure, a “put” and “call” mechanism was established according to the following scheme:

–NSC group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T group the opportunity to buy them at the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the NSC group’s notice of withdrawal, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T group at $ 2.0584 per share.

Page 18 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

–At any time after the second anniversary of the closing of the transaction, the T/T group will have the right to buy the NSC group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of $ 2.0584 per share and the equivalent in U.S. dollars of the 40-trading day average price per share immediately prior to the date of exercising the option.
–In the case of the T/T Group, Ternium will decide at its own discretion the execution of the call option, having Confab and Ternium Argentina the option to acquire the shares owned by NSC pro rata to their participation.

IAS 32 requires a liability to be recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount. Ternium has recognized a liability associated with the put option of $ 242.5 million as of July 3, 2023 ($ 298.4 million as of December 31, 2025), accounted for in the statement of financial position under Other liabilities, with the corresponding debit in the statement of changes in equity under Non-controlling interest. The liability as of December 31, 2025, includes $ 20.6 million related to the accelerated recognition of financial results related to the acquisition of the participation in Usiminas from NSC (see note 32 (a)).

(f) Recognition of non-controlling interest

Ternium recognizes non-controlling interests in an acquired entity either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. This decision is made on an acquisition-by-acquisition basis. For the non-controlling interests in Usiminas, the Company elected to recognize the non-controlling interests at its proportionate share of the acquired net identifiable assets, which led to a non-controlling interest of $ 2,575.9 million, as of the acquisition date.

(g) Main contingencies associated with the acquired business

Contrary to the recognition principles in IAS 37 Provisions, Contingent Liabilities and Contingent Assets, IFRS 3 Business Combinations requires an acquirer of a business to recognize contingent liabilities assumed in a business acquisition at the acquisition date even if it is not probable that an outflow of resources will be required to settle the obligation.

in $ thousands

Provisions for contingencies recognized by Usiminas before business combination	(199,677)

Provisions for contingencies recognized as part of the business combination:
Tax related contingencies	(432,488)
Civil and other related contingencies	(174,333)
Labour related contingencies	(49,655)
Total Provision for contingencies	(856,153)

Contingencies estimated by Management were related to possible losses arising from administrative proceedings and litigation related to tax, civil and labor matters and based on the advice and assessment of internal and external legal advisors.

Page 19 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
3.    ACQUISITION OF BUSINESS – INCREASE OF THE PARTICIPATION IN USIMINAS CONTROL GROUP AND NEW GOVERNANCE STRUCTURE OF USIMINAS (continued)

The main contingencies recognized in the consolidated financial statements pursuant to IFRS 3 Business Combinations in connection with the acquisition of the additional participation in Usiminas and the full consolidation of Usiminas include the following:

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2025 (in $ thousands)
Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	57,343	32,236
Tax proceeding in which the tax authorities seek the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	The Tax Debt was included in the Amnesty Program instituted by São Paulo State Law n. 17.843/23.	29,772	—
Labor lawsuits filed by employees, former employees and outsourced personnel of the Ipatinga Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	15,112	10,496
Labor lawsuits filed by former employees challenging the amount of compensation paid on dismissals.	Pending judgment.	10,837	5,753
Other contingencies		86,613	51,665

Provisions for contingencies recognized by Usiminas before business combination		199,677	100,150

Description	Status	As of the acquisition date (in $ thousands)	As of December 31, 2025 (in $ thousands)
Objection filed against the decision that recognized only partially the credit rights established in a final and unappealable court decision that determined the exclusion of ICMS amounts from the calculation basis of PIS/COFINS-Imports.	Pending judgment at administrative level.	94,792	83,022
Tax collection proceedings related to the collection of ICMS/SP on goods shipped to other countries without effective proof of export.	Pending judgment by the trial court.	51,546	45,146
Tax proceedings seeking the reversal of ICMS/SP credits on materials considered as consumables (refractory items and others).	Several case records, declaratory actions and tax collection proceedings, suspended or pending decision by higher courts.	38,640	31,475
ICMS – Action for annulment of the tax debt claimed by the State of Rio Grande do Sul due to failure to make the advance payment of the tax at the entry of goods coming from other States (rate differential ).	Pending judgment by the trial court.	28,789	25,215
Tax assessment notice issued by the State of Minas Gerais concerning alleged reversal of ICMS credits on sale of electrical energy.	Pending judgment at administrative level.	12,386	10,848
Other tax contingencies		206,335	131,555

Provisions for tax contingencies recognized as part of the business combination		432,488	327,261

Public Civil Action seeking the reimbursement of the amounts increased by means of a term of amendment to the Contractor's Agreement, due to alleged overbilling in the construction of a bridge in Brasília/DF.	As of July 3, 2023, the claim was deemed groundless and was pending judgment of appeal. As of December 31, 2023, the action was dismissed as unfounded and the case was archived.	64,315	—
Public Civil Action seeking compensation for alleged damages caused to the State of Santa Catarina's Treasury related to improper expenditures incurred in the construction of a bridge.	Pending conclusion of the expert evidence	21,113	18,491
Other civil and other contingencies (1)		88,905	39,360
Provisions for civil and other contingencies recognized as part of the business combination		174,333	57,851

Labor lawsuits filed by employees, former employees and outsourced personnel of the Cubatão Plant, claiming severance pay and social security rights.	Pending judgment by the Labor Court and administrative bodies, at different levels.	27,123	14,552
Other labour contingencies (1)		22,532	9,629
Provisions for labour contingencies recognized as part of the business combination		49,655	24,181
(1) Composed of individually non-significative contingencies.

Page 20 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES

The following is a summary of the principal accounting policies followed in the preparation of these Consolidated Financial Statements:

(a)Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred, and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The recognition of business combinations requires the acquirer to measure at the acquisition date components of non‑controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation at either (a) fair value; or (b) the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. The Company opted for the proportional share in the recognized amounts of the identifiable net assets for the recognition described in note 3 related to Usiminas.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.
The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Page 21 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Joint arrangements are understood as combinations in which there are contractual agreements by virtue of which two or more companies hold an interest in companies that undertake operations or hold assets in such a way that any financial or operating decision is subject to the unanimous consent of the partners. A joint arrangement is classed as a joint operation if the parties hold rights to its assets and have obligations in respect of its liabilities or as a joint venture if the venturers hold rights only to the investee's net assets.

Investments in non-consolidated companies (associated companies and joint ventures) are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company. Accounting policies of non-consolidated companies have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

Page 22 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(b) Foreign currency translation

(1)Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for Usiminas and the non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The $ is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (except for the ones which operated in a hyperinflationary economy, if any) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i) assets and liabilities are translated at the closing rate of each statement of financial position;
(ii) income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and
(iii) all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as fair value through other comprehensive income are included in other gains/(losses).

Page 23 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(c) Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

The Company classifies its financial instruments in the following measurement categories:

–Amortized cost: instruments that are held for collection or repayment of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income and expenses from these financial instruments are included in finance income or expense using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in finance income or expense, together with foreign exchange gains and losses. Impairment losses are presented as separate line items in the statement of profit or loss.

–Fair value through other comprehensive income (“FVOCI”): financial instruments that are held for collection of contractual cash flows and for selling the financial instruments, where the instruments’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest revenue or expense and foreign exchange gains and losses which are recognized in profit or loss. When the financial instrument is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses), except for equity instruments, for which there is no reclassification from OCI to profit or loss. Interest income or expense from these financial instruments is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

–Fair value through profit or loss (“FVPL”): financial instruments that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises.

The classification depends on the Company’s business model for managing the financial instruments and the contractual terms of the cash flows.

For financial instruments measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at FVOCI.

At initial recognition, the Company measures a financial instrument at its fair value plus, in the case of a financial instrument not at FVPL, transaction costs that are directly attributable to the acquisition of the financial instrument. Transaction costs of financial instruments carried at FVPL are expensed in profit or loss. Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset.

Page 24 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

The classification depended on the nature and purpose of the financial assets and was determined at the time of initial recognition.

Financial assets and liabilities were recognized and derecognized on the settlement date.

Financial assets were initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, were initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

Impairment of financial assets

The Company assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 4 (i) for further details.

For loans and receivables category and for held-to-maturity investments, the amount of the loss was measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss was recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial Risk management" and Note 4 (y).

Put option valuation method

IFRS presents the following options to recognize the value of a put option:

- Under IFRS 10, the terms of the forward and option contracts should be analyzed to assess whether they provide the parent or the non-controlling interest with access to the risks and rewards associated with the actual ownership of the shares. The non-controlling interest should be recognized if risks and rewards associated with ownership have been retained by the non-controlling interest. A financial liability (recognized at the present value of the redemption amount) is recorded to reflect the forward or put option.

Page 25 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

- Under IAS 32, a liability is recognized for written puts over non-controlling interests. The liability reflects the entity’s obligation to deliver cash or a financial asset. The financial liability is recognized at present value of the redemption amount and accreted through finance charges in the income statement over the contract period up to the final redemption amount.

(d) Property, plant and equipment

(1) Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items. Spare parts are included in property, plant and equipment.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	5-50 years
Production equipment	5-40 years
Vehicles, furniture and fixtures and other equipment	3-20 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2025, 2024 and 2023.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount (see Note 4 (f) "Impairment").

Amortization charges are included in cost of sales, selling, general and administrative expenses.

Page 26 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(2) Right-of-use assets

The Company is a party to lease contracts for:
- Land
- Plants and equipment for the production of industrial gases and other production materials.
- Transportation and maintenance equipment.
- Warehouses and office spaces.

These leases are recognized, measured and presented in accordance to IFRS 16 “Leases”, following the guidelines described below.

Accounting by the lessee
The Company recognizes a right-of-use asset and a lease liability at the commencement date of each lease contract that grants the right to control the use of an identified asset during a period of time. The commencement date is the date in which the lessor makes an underlying asset available for use by the lessee.

The Company applied exemptions for leases with a duration lower than 12 months, with a value lower than thirty thousand U.S. dollars and/or with clauses related to variable payments. These leases have been considered as short-term leases and, accordingly, no right-of-use asset or lease liability have been recognized.

At initial recognition, the right-of-use asset is measured considering:
- The value of the initial measurement of the lease liability;
- Any lease payments made at or before the commencement date, less any lease incentives; and
- Any initial direct costs incurred by the lessee.

After initial recognition, the right-of-use assets are measured at cost, less any accumulated depreciation and/or impairment losses, and adjusted for any re-measurement of the lease liability.

Depreciation of the right-of-use asset is calculated using the straight-line method over the estimated duration of the lease contract, as follows:

Land	1-29 years
Buildings and facilities	1-24 years
Machinery	1-12 years

If the lease transfers ownership of the underlying asset to the Company by the end of the lease term, or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the Company depreciates the right-of-use asset from the commencement date to the end of the useful life of the underlying asset. Otherwise, the Company depreciates the right-of-use asset from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Accounting by the lessor
When the Company is acting as a lessor, each of its leases is classified as either operating or finance lease:
- Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.
- Leases where all substantial risks and rewards of ownership are transferred by the lessor to the lessee are classified as finance leases.

Page 27 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(e) Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are generally amortized using the straight-line method over their useful lives, not exceeding a period of 3 years, with certain exceptions applied to specific projects for which the management approved an amortization in a period of 5 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:
(a) Mining licenses acquired;
(b) Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and
(c) Capitalized developmental stripping costs (see note 4 (u)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and in Usiminas and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

Mexico’s mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Usiminas’ mining concessions were granted for an indefinite period and until complete depletion of mineral reserves and are subject to the procedures set forth in applicable Brazilian mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2025, 2024 and 2023, is approximately 21%, 19% and 13% per year, respectively.

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., the Company decided to recognize an impairment charge over these assets of $ 5.3 million as of December 31, 2025. As of December 31, 2024 and 2023, the Company has already recognized impairment charges over these assets held by Las Encinas S.A. de C.V. for an amount of $ 32.4 million and $ 42.3 million, respectively.

Page 28 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(3) Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial viability has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment whenever there are indicators that impairment exists. Indicators of impairment include, but are not limited to:
•Rights to explore in an area have expired or will expire in the near future without renewal;
•No further exploration and evaluation is planned or budgeted;
•A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and
•Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IAS 36, goodwill is considered to have an indefinite life and not amortized but is subject to annual impairment testing.

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested. The impairment losses on goodwill cannot be reversed.

As of December 31, 2025 and 2024, the carrying amount of goodwill allocated to the Mexico CGUs was $ 662.3 million, of which $ 619.8 million corresponds to Steel Mexico CGU and $ 42.5 million to Mining Mexico CGU.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2025, 2024 and 2023 totaled $ 21.8 million, $ 23.8 million and $ 19.0 million, respectively.

Page 29 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(6) Customer relationships acquired in a business combination

As of December 31, 2025, Ternium has no customer relationships acquired in a business combination recognized in its consolidated financial statements.

(7) Trademarks acquired in a business combination

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f) Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the higher of the CGU’s fair value less costs to sell and its value in use. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Significant assumptions considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, changes in the growth rate for the perpetuity rate, changes in steel prices, changes in certain significant raw material costs and changes in discount rates.

Ternium uses, for the steel segment impairment tests, cash flow projections over a five-year period based on past performance and expectations of market development; for the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity. The growth rate used for the perpetuity rate is of 2.27%. This rate does not exceed the average long-term growth rate for the relevant markets. In the case of the mining segment and the mining activity developed by Usiminas, cash flow projections are prepared until the mines are fully depleted and are based on past performance and expectations of market development.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on the weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital.

Page 30 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

Considering that there are no concrete development plans in the short term and for production feasibility in certain areas of the mining concessions held by Las Encinas S.A. de C.V., which is part of Mexico Mining CGU, the Company decided to recognize an impairment charge over certain fixed assets and mining assets of $ 18.8 million. As of December 31, 2024 and 2023, the Company has already recognized impairment charges over mining assets held by Las Encinas S.A. de C.V. for an amount of $ 32.4 million and $ 42.3 million, respectively.

Considering the uncertainty of the future evolution of the macroeconomic situation in Brazil, mainly the devaluation of the Brazilian reais, and the decrease of the market value of the shares as of December 31, 2024, the Company decided to assess the recoverability of its investments in Usiminas, resulting in no impairment charges to be recognized. As of September 30, 2025, considering the global trade pressures and its impacts over the future evolution of Brazil’s economy and the share value, the Company decided to assess the recoverability of its investments in Usiminas Steel CGU, resulting in no impairment charges to be recognized. As of September 30, 2025, the post-tax discount rate used to test the investment in Brazilian subsidiaries for impairment was 10.4%. As of December 31, 2025, no impairment triggers were detected and, consequently, no impairment test was prepared.

In the case of the Steel Mexico CGU, considering that there is a value registered for goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. Also, in the case of the Mining Mexico CGU and considering the registered goodwill, the Company performed the mandatory impairment test over goodwill, resulting in no impairment charges to be recognized. As of December 31, 2025, the post-tax discount rate used to test the recoverability of the goodwill in the Steel and Mining Mexico CGUs for impairment was 10.2% and 10.6%, respectively.

During the years 2025, 2024 and 2023, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill) in the Company’s CGUs. As of December 31, 2025, for the rest of the Company’s CGUs, no impairment triggers were detected, and, consequently, no impairment tests were prepared. As of December 31, 2024, impairment triggers were detected for the CGU Argentina, CGU Brazil and CGU Usiminas Steel and Mining and the Company decided to assess the recoverability of its investments in these CGUs, resulting in no impairment charges to be recognized.

(g) Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments at fair value through profit or loss is recognized in Other financial income (expenses), net in the consolidated income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

Page 31 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

Certain fixed income financial instruments purchased by the Company have been categorized as at fair value through other comprehensive income. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h) Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those mines under production.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete.

(i) Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due. The Company keeps an allowance for trade receivables, recorded in an asset account to offset the trade receivables in an amount estimated sufficient to cover the losses resulting from the impossibility for the debtors to cancel the amounts owed. This allowance for trade receivables is recorded with a charge to selling expenses.

Judicial deposits are those made in a bank account, in connection with legal proceedings, in Brazilian currency and monetarily restated to ensure the settlement of potential future liabilities. Some judicial deposits that are linked to taxes payable in installments are presented at their net amount.

(j) Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

Page 32 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(k) Assets (disposal groups) classified as held for sale

Assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of assets classified as held for sale, as of December 31, 2025 and 2024 totals $ 8.2 million and $ 7.3 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l) Borrowings

Borrowings, including bonds and debentures issued by Usiminas, are recognized initially for an amount equal to the net proceeds received. In subsequent periods, borrowings, including bonds and debentures, are stated at amortized cost following the effective interest method.

(m) Lease liabilities

The lease liability is initially measured at the present value of the lease payments that are not paid at such date, including the following concepts:
–Fixed payments, less any lease incentives receivable;
–Variable lease payments that depend on an index or rate, initially measured using the index or rate as of the commencement date;
–Amounts expected to be payable by the lessee under residual value guarantees;
–The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
–Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease.

Variable lease liabilities with payments dependent on external factors, such as minimum volumes sold or used, are not included in the initial measurement of the lease liabilities and such payments are recognized directly in profit and loss.

Lease payments are discounted using incremental borrowing rates for the location and currency of each lease contract or, if available, the rate implicit in the lease contract.

The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The lease term determined by the Company comprises:
–Non-cancelable period of lease contracts;
–Periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and
–Periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option.

After the commencement date, the Company measures the lease liability by:
–Increasing the carrying amount to reflect interest on the lease liability;
–Reducing the carrying amount to reflect lease payments made; and
–Re-measuring the carrying amount to reflect any reassessment or lease modifications.

Page 33 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(n) Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting, nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to utilize temporary differences and losses.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are re-estimated if tax rates change. These amounts are charged or credited to the consolidated income statement or to the item “Other comprehensive income for the year” in the consolidated statement of comprehensive income, depending on the account to which the original amount was charged or credited.

(o) Employee liabilities

(1)Post-employment obligations

The Company has defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Page 34 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in income. For defined benefit plans, net defined benefit liability/asset is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established a commitment for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provide a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Ternium Argentina implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

Brazil

Usiminas operates various post-employment schemes, including defined benefit pension plans, defined/variable contribution pension plans and a post-retirement healthcare plan. The retirement plans offer to employees’ supplementary retirement and pension benefits and are managed by Previdência Usiminas, which in line with the applicable legislation, has as its main purpose the management and running of private pension plans.

Page 35 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

Usiminas has different defined benefit pension plans:
1) Benefit plan 1 (PB1), defined benefit plan, closed for new enrolments since November 1996.
2) Defined benefit plan (PBD), defined benefit plan, closed for new enrolments since December 2000; the beneficiaries of this plan are also entitled to self-funded retirement plan, vesting, redemption, and portability.

The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the market value of plan assets, adjusted for: (i) actuarial gains and losses; (ii) rules to determine the asset ceiling; and (iii) minimum funding requirements.

Usiminas has taken out debts in connection with the minimum requirements for payment of contributions, for the purpose of covering the gap in relation to the services already received. In the event of non-recoverable surplus, the debts taken are recognized as an additional liability in the computation of net actuarial liabilities.

The PBD plan debit balance is determined at the end of each year, based on a direct actuarial revaluation. During the subsequent year, the liability is adjusted by the monthly surplus or deficit determined in the PBD plan and by the amount of payments falling due in the period. The debt balance should be repaid in 148 installments.

Also, Usiminas has different defined contribution pension plans:

3) Benefit plan 2 (USIPREV), variable contribution benefit plan, operating since August 1998, provides post-employment benefits to the employees of the sponsor companies. Currently, this is the only plan accepting new enrolments.

4) COSIPREV, defined contribution plan has been closed for new enrolments since April 30, 2009. For this defined contribution plan (COSIPREV), Usiminas pays contributions to a private pension entity on compulsory, contractual or voluntary bases. The contributions are recognized as finance costs in the period in which they are due. The entity has no further payment obligations once the contributions have been paid.

USIPREV and COSIPREV plans have a Pension Fund formed from members’ account balances not used in benefit payouts. As provided for in the plans’ regulations, this Fund may be used to cover the cost of these plans in the future.

In addition, Usiminas has in place a post-retirement healthcare plan:

(a) CoSaúde, post-retirement healthcare benefits discontinued on November 30, 2021, with the subsequent restructuring of group plans to be offered to former beneficiaries, in compliance with the legal clauses and conditions.
(b) Saúde Usiminas, healthcare plan, which opened for enrolments to all employees and retirees in 2010 and was extinguished as of December 31, 2023, being replaced with two new plans: Usiexato and Usiflex. These two new plans provide with two different methods of payment to the members of the plans: a mixed method, with the Company offering the option of bearing 100% of the monthly fee for active employees until the termination of the labor contracts, or a contributory method, which allows the continuation of the healthcare services after resignation or retirement of the employees.

Page 36 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(2)Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. From 2018 units were vest ratably over the same period and will be mandatorily redeemed by the Company seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long-term benefit plan as classified in IAS 19.

As of December 31, 2025 and 2024, the outstanding liability corresponding to the Program amounts to $ 84.7 million and $ 86.0 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2025 and 2024, is $ 93.3 million and $ 94.0 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4) Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Ternium Argentina and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

Page 37 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(p) Provisions

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, provisions are recognized when Ternium has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliable estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors. The Company also discloses the contingency in circumstances where management concludes no loss is probable or reasonably estimable but it is reasonably possible that a loss may be incurred.

(q) Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(r) Revenue recognition and other income

Revenue is recognized at a point of time from sales to direct customers upon the satisfaction of performance obligations, which occurs when control of the goods transfers to the customer and the customer obtains the benefits from the goods, the potential cash flows and the transaction price can be measured reliably, and it is probable that the Company will collect the consideration in connection with the exchange of the goods. The control over the goods is obtained by the customer depending on when the goods are made available to the shipper or the customer takes possession of the goods, depending on the delivery terms. The Company considers that it has completed its performance obligations when the goods are delivered to its customers or to a shipper who will transport the goods to its customers. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.
Usiminas Mecánica S.A., one of Usiminas’ subsidiaries, uses the percentage-of-completion (POC) method to account for the revenue from orders in progress sold at fixed prices. The use of the POC method requires Management to estimate the services performed up to the balance sheet date as a proportion of the total services to be performed.
Interest income is recognized on an effective yield basis.

(s) Borrowing Costs

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

Other borrowing costs are expensed in the period in which they are incurred.

Page 38 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

The amount of borrowing costs that Ternium capitalized during a period will not exceed the amount of borrowing costs incurred during that period. As of December 31, 2025, 2024 and 2023, the capitalized borrowing costs were $ 2.4 million, nil and nil, respectively.

(t) Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(u) Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“development stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(v) Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.
Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

(w) Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(x) Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year, excluding the average number of shares of the parent Company held by the Group. There are no dilutive securities for the periods presented.

Page 39 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(y) Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. As of December 31, 2025 and 2024, the effective portion of designated cash flow hedges (net of taxes) amounted to $ 41.1 million and $ (37.3) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 29 "Financial risk management".

(z) Treasury shares

Acquisitions of treasury shares are recorded at acquisition cost, deducted from equity until disposal. The gains and losses on disposal of treasury shares are recognized under "Reserves" in the consolidated statement of financial position.

(aa) Cash flow

The consolidated statements of cash flows have been prepared using the indirect method and contain the use of the following expressions and their respective meanings:

a) Operating activities: activities that constitute ordinary Group revenues, as well as other activities that cannot be qualified as investing or financing.
b) Investing activities: acquisition, sale or disposal by other means of assets in the long-term and other investments not included in cash and cash equivalents.
c) Financing activities: activities that generate changes in the size and composition of net equity and liabilities that do not form part of operating activities.

(bb) Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

Page 40 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The post-tax discount rate used as of December 31, 2025 was 10.2% and 10.6% for the Mexico Steel CGU and Mexico Mining CGU, respectively, and no impairment charge resulted from the impairment test performed. See notes 4(f) and 4(e)(4).

(2)Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, due to uncertain tax positions, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(3)Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, uncertain tax positions, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these consolidated financial statements.

As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to $ 1,113.5 million and $ 962.8 million as of December 31, 2025 and 2024, respectively.

Page 41 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(4)Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:
•whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;
•whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;
• whether the carrying amount of the net assets of the entity is more than its market capitalization;
• whether evidence is available of obsolescence or physical damage of an asset.
• whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and
• whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

(5) Post-employment obligation estimates

The Company estimates at each year-end the provision necessary to meet its post-employment obligations in accordance with the advice from independent actuaries. The calculation of post-employment and other employee obligations requires the application of various assumptions. The main assumptions for post-employment and other employee obligations include discount rates, compensation growth rates, pension growth rates and life expectancy. Changes in the assumptions could give rise to adjustments in the results and liabilities recorded and might have an impact on the post-employment and other employee obligations recognized in the future.

Page 42 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

(6) Business combinations

The recognition of business combinations requires the excess of the purchase price of acquisitions over the net book value of assets acquired to be allocated to the assets and liabilities of the acquired entity. The Company makes judgments and estimates in relation to the fair value of assets acquired and liabilities assumed, including estimation of cash flow projections with significant assumptions related to revenue forecasts, EBITDA margins, capital expenditures, discount rate and estimation of loss probability for the contingencies assumed. If any unallocated portion is positive, it is recognized as goodwill, and if negative, it is recognized in the income statement. See further information in note 3.

(7) Taxation

At year end, the Company assesses the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income to assess the probability that the deferred tax assets will be realized. Management applied significant judgment in assessing the recoverability of deferred tax assets considering historical profitability, projected future taxable profit, including assumptions related to revenue forecast and EBITDA margins. Also, when assessing the recoverability of deferred tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

(cc) General sustainability matters and climate change

Ternium subscribed to the United Nations Global Compact in October 2019 and has been reporting its contribution to the Sustainable Development Goals since then. The Company has established policies, procedures, and plans that cover various ESG topics, including climate change, environmental management, health and safety management, human resources management, community relations, supply chain management, and principles of behavior and corporate governance.

Climate Change

The Company has established a governance system to address climate change at various levels. The Vice-Chairman of the Board was appointed to report on the evolution of Ternium's climate change strategy to the Board of Directors on a quarterly basis. At the management level, a decarbonization committee, chaired by the CEO, periodically reviews performance indicators, progress on decarbonization projects, and updates on the context, such as regulatory changes, market shifts, and trends.

The Company has also incorporated climate-related risks into its risk management policy and reviews both transition risks and physical risks. For example, during 2021 and 2022, the Company engaged an external consultant to assess the exposure of its assets and provide a conclusion on the level of risk, considering the established preventive measures. The analysis examined exposure and vulnerability to five types of events: pluvial flooding, tropical cyclones, landslides, forest fires, and droughts. The analysis concluded that Ternium's facilities do not present significant risk, given the level of exposure and the mitigation measures implemented by the Company under the scenarios and time periods analyzed. Management assessed that there have been no changes since this analysis was performed.

Page 43 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

In 2024, the Company updated its decarbonization target. The new target aims for a 15% reduction in the emission intensity rate per ton of hot-rolled steel equivalent by 2030, compared to a 2023 baseline. This target includes Scope 1, 2, and 3 (Categories 1 and 10) and is measured using the GHG Protocol methodology.

The Company’s strategy to achieve this 2030 reduction target includes prioritizing low-emission production technologies, increasing the use of renewable sources in the energy mix, improving industrial performance, executing energy efficiency initiatives, expanding carbon capture and usage capacity, and increasing the participation of scrap in the metallic mix. The Company is also considering several initiatives to continue its journey after 2030, including the possibility of carbon storage, the use of biofuels, and hydrogen as reducing agents, as it aims for carbon neutrality, if and when economically and technologically feasible.

In general, the decarbonization of the steel industry will require significant long-term investments, conditioned by technological innovation, government regulations, capital availability for decarbonization projects, and cooperation within the value chain. Factors such as access to abundant and affordable clean energy, appropriate energy infrastructure, local and global regulations that ensure fair trade and carbon capture storage, access to sustainable finance for low-emission steel-making technologies, and changes in consumer behavior will be key to the development of solutions and outcomes in the coming decades.

Given that Ternium’s climate-change-related decarbonization plans span many years and are subject to significant uncertainty, as described above, they have not been included as part of the assumptions used to calculate future cash flows of the recoverable amount of the company’s CGUs, except for those plans that are already approved or in process. Estimates and assumptions related to the impairment test for long-lived assets and goodwill, useful lives of assets, capital and research and development expenditures, inventory valuation, recovery of deferred tax assets and provisions, and contingent liabilities are based on available information and government regulations in place as of December 31, 2025, as well as the companies already approved or in-process investment plans.

Environmental Management

Environmental performance is analyzed monthly in Environmental, Health, and Safety meetings with executive officers. Furthermore, environmental issues are included in regular meetings on industrial and business performance reviews held both locally and at a corporate level. Finally, the Board of Directors is informed of events related to environmental issues that could impact nearby communities or Ternium’s reputation and operations. Ternium’s Environmental and Energy Policy serves as the company’s main standard on environmental matters. It establishes the overarching principles for environmental protection, energy efficiency and sustainable resource use. This policy guides the development and continuous improvement of the company’s Environmental Management System, as well the implementation of specific procedures and practices aimed at minimizing emissions, waste, and other environmental impacts. Through this framework, Ternium ensures compliance with applicable regulations, promotes pollution prevention, and fosters a culture of environmental responsibility and innovation across all operations.

Page 44 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
4.    ACCOUNTING POLICIES (continued)

Health and Safety Management

Safety is embedded at every level of the corporate structure. The Board of Directors receives quarterly reports on recent incidents and updates on the Safety Strategy, presented alongside the company’s financial results.

At the management level, Ternium has a Chief Environment, Health, and Safety (EHS) Officer responsible for overseeing these matters and defining the company’s overall corporate health and safety strategy. Local EHS teams, together with the hygiene and medical departments, support these efforts. Safety incidents are reviewed monthly at both the local and corporate levels.

Ultimately, the primary responsibility for ensuring occupational safety within each facility lies with the local managers of each production unit.
Ternium’s Occupational Health and Safety Policy serves as the main framework for protecting the well-being of employees, customers, contractors and suppliers across its operations. Rooted in key principles such as injury prevention, regulatory compliance and continuous improvement, the policy emphasizes the shared responsibility of all stakeholders in fostering a safe and healthy work environment.

Safety is a shared responsibility across the organization. In line with this vision safety was formally incorporated as a mandatory component of the performance evaluation process, starting with the 2024 - 2025 cycle.

Workforce management

People’s management is structured at both local and corporate levels. The local Human Resources teams oversee general working conditions, such as working hours, leave policies, payroll processing, and union relations, which are closely tied to labor regulations. These matters are presented to Regional Presidents and Industrial Directors as necessary.

Compensation policies and procedures, including employee benefits and mobility schemes, are established at the corporate level. Annually, they undergo review in a dedicated meeting attended by the Global Compensation & HR Shared Service Senior Director and team, alongside the Chief Human Resources Officer and the CEO.

Furthermore, as part of the annual performance review process, career committees convene within each division to analyze performance and succession planning. This process is scaled up until a uniform curve and a general plan is developed for the entire company.

Topics related to work-life balance, diversity and inclusion, employee training, as well as talent attraction and retention, fall under the oversight of the Vice President of Global Talent Management. Subsequently, proposals are presented to the Chief Human Resources Officer and the CEO for approval.

Ternium's community programs are developed in collaboration with the Techint Group, aiming to create an international network of support and development across all affiliated companies. Within Ternium there are regional Community Relations teams responsible for implementing community programs in their respective regions and leading the relationship with the community stakeholders.

Page 45 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

5.    SEGMENT INFORMATION
As of March 31, 2024, following the acquisition of an additional participation in Usiminas on July 3, 2023, the Chief Operating Decision Maker ("CODM") performed a review of the new business structure to decide on the allocation of resources and the assessment of performance, and decided to organize the Company in two operating segments: Steel and Mining.

The Steel segment includes the sales of steel products done by the Company's subsidiaries, which comprises mainly slabs, heavy plates, hot and cold rolled products, coated products, stamped steel parts for the automotive industry, roll-formed and tubular products, billets, bars and other products, including sales of energy.

The Mining segment includes the sales of mining products, done by the Company’s subsidiaries, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest, the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest, and the mining activities of Mineraçao Usiminas, an iron ore mining company in which Usiminas holds a 70% equity interest.

Ternium’s Chief Executive Officer (“CEO”) functions as the CODM. The various geographic regions operate as an integrated steel producer. The CEO allocates resources and assesses performance of the Steel Segment as an integrated business and does the same with the Mining Segment. The CEO uses “Operating income – Management view” as per the below table as the key performance measure which differs from operating income determined in accordance with IFRS principally as follows:

•The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.
•The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).
•In the case of Usiminas, the use of costs based in the weighted average cost, while, under IFRS, costs are calculated under the FIFO method.
•Other differences related to other operating income and expenses.

Page 46 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
5.    SEGMENT INFORMATION (continued)

	Year ended December 31, 2025
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	968,131	(140,952)	(9,761)	817,418
Reconciliation:
Differences in Cost of sales				(111,996)
Operating income - Under IFRS				705,422

Financial income (expense), net				(25,424)
Equity in earnings (losses) of non-consolidated companies				85,641
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(117,400)

Income before income tax expense - IFRS				648,239

Net sales from external customers	15,041,199	567,895	—	15,609,094
Net sales from transactions with other operating segments of the same entity	—	570,060	(570,060)	—

Depreciation and amortization	(582,072)	(206,236)	—	(788,308)

	Year ended December 31, 2024
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	1,559,938	(165,862)	5,844	1,399,920
Reconciliation:
Differences in Cost of sales				(190,243)
Differences in Other operating income (expense), net				53,634

Operating income - Under IFRS				1,263,311

Financial income (expense), net				(194,214)
Equity in earnings (losses) of non-consolidated companies				69,108
Provision for ongoing litigation related to the acquisition of a participation in Usiminas				(410,200)

Income before income tax expense - IFRS				728,005

Net sales from external customers	17,220,220	428,840	—	17,649,060
Net sales from transactions with other operating segments of the same entity	—	629,940	(629,940)	—

Depreciation and amortization	(551,621)	(191,656)	—	(743,277)

	Year ended December 31, 2023
	Steel	Mining	Inter-segment eliminations	Total

Operating income - Management view	2,390,546	16,091	(2,463)	2,404,174
Reconciliation:
Differences in Cost of sales				(206,160)

Operating income - Under IFRS				2,198,014

Financial income (expense), net				123,454
Equity in earnings (losses) of non-consolidated companies				105,305
Effect related to the increase of the participation in Usiminas				(171,045)
Recycling of other comprehensive income related to Usiminas				(934,946)
Income before income tax expense - IFRS				1,320,782

Net sales from external customers	17,280,993	329,099	—	17,610,092
Net sales from transactions with other operating segments of the same entity	—	546,038	(546,038)	—
Depreciation and amortization	(542,295)	(115,397)	—	(657,692)
Information on segment assets is not disclosed as it is not reviewed by the CEO.

Page 47 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
5.    SEGMENT INFORMATION (continued)
GEOGRAPHICAL INFORMATION
The Company had no revenues attributable to the Company’s country of incorporation (Luxembourg) in 2025, 2024 and 2023.

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2025
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	7,266,741	2,331,202	3,994,894	2,016,257	15,609,094

Non-current assets (1)	7,376,434	1,096,185	2,631,099	304,753	11,408,471

	Year ended December 31, 2024
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	8,701,272	2,415,303	4,280,784	2,251,701	17,649,060

Non-current assets (1)	5,625,883	1,085,913	2,382,168	309,302	9,403,266

	Year ended December 31, 2023
	Mexico	Southern region	Brazil	Other markets	Total

Net sales	9,419,873	3,588,651	2,518,764	2,082,804	17,610,092

Non-current assets (1)	4,965,628	878,642	2,474,178	315,287	8,633,735
(1) Includes Property, plant and equipment and Intangible assets.

REVENUES BY PRODUCT

	Year ended December 31,
	2025	2024	2023

Slabs	79,886	102,723	177,240
Hot rolled (1)	6,425,471	7,633,699	7,913,232
Cold rolled	2,361,856	2,623,498	2,379,499
Coated (2)	5,304,344	5,889,062	5,708,328
Roll-formed and tubular (3)	506,879	620,993	789,255
Billets, round bars and others	56,670	21,565	45,351
Other products (4)	873,988	757,520	597,187

TOTAL SALES	15,609,094	17,649,060	17,610,092
(1) Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.
(2) Coated includes tin plate and galvanized products.
(3) Roll-formed and tubular includes pre-engineered metal building systems, tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.
(4) Other products include mainly sales of energy and pig iron.

Page 48 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

6.    COST OF SALES

	Year ended December 31,
	2025	2024	2023

Inventories at the beginning of the year	4,750,511	4,948,376	3,470,214
Acquisition of business (Note 3)	—	—	1,707,311
Translation differences	148,848	(298,816)	(22,514)

Plus: Charges for the year
Raw materials and consumables used and other movements	9,404,234	11,753,018	11,193,050
Services and fees	299,909	304,159	250,333
Labor cost	1,080,011	1,084,009	940,411
Depreciation of property, plant and equipment	591,817	589,309	556,630
Amortization of intangible assets	110,580	86,852	47,374
Maintenance expenses	882,523	950,939	825,809
Office expenses	20,121	18,203	14,873
Insurance	37,520	36,014	24,867
Change of obsolescence allowance	5,465	10,969	4,707
Valuation allowance	—	—	(15,333)
Recovery from sales of scrap and by-products	(31,487)	(29,851)	(37,186)
Others	49,597	57,554	38,567

Less: Inventories at the end of the year	(4,093,659)	(4,750,511)	(4,948,376)

Cost of Sales	13,255,990	14,760,224	14,050,737

7.     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2025	2024	2023

Services and fees (1)	108,786	106,272	91,853
Labor cost	377,782	382,392	355,967
Depreciation of property, plant and equipment	29,275	23,915	16,562
Amortization of intangible assets	56,636	43,201	37,126
Maintenance and expenses	12,392	12,312	10,340
Taxes	148,843	149,256	164,935
Office expenses	88,208	86,016	72,426
Freight and transportation	737,657	812,694	681,416
(Decrease) increase of allowance for doubtful accounts	(1,510)	5,566	12,528
Others	43,397	29,135	28,525

Selling, general and administrative expenses	1,601,466	1,650,759	1,471,678
(1) For the year ended December 31, 2025, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 3,957, including $ 3,585 for audit services, $ 331 for audit-related services, and $ 41 for all other services.
For the year ended December 31, 2024, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 4,411, including $ 3,954 for audit services, $ 338 for audit-related services, and $ 119 for all other services.
For the year ended December 31, 2023, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to $ 5,340, including $ 4,783 for audit services, $ 268 for audit-related services, $ 8 for tax services, and $ 281 for all other services.

Page 49 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

8.    LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2025	2024	2023

Wages, salaries and social security costs	1,355,969	1,377,006	1,216,566
Termination benefits	35,500	28,396	23,189
Post-employment benefits (Note 21 (i))	66,324	60,999	56,623

Labor costs	1,457,793	1,466,401	1,296,378
As of December 31, 2025, 2024 and 2023, the number of employees was 33,253, 33,949, and 34,458, respectively.

9.     OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Results of sundry assets	7,117	8,867	8,165
Gain from the agreement related to the post-retirement benefits from Usiminas	—	—	108,696
Provision for legal claims and other matters (Note 19 and 25 (i) and (ii))	463	60,469	59,649

Other operating income	7,580	69,336	176,510

Impairment charge (2)	(18,757)	(32,435)	(42,316)
Other operating expense (1)	(35,039)	(11,667)	(23,857)

Other operating expense	(53,796)	(44,102)	(66,173)

Other operating income (expenses), net	(46,216)	25,234	110,337

(1) For the year ended December 31, 2025, it includes the disposal of projects in the U.S. of $12,300 and in Brazil of $8,600. For the year ended December 31, 2023, it includes the value update of certain tax liabilities in Usiminas of $10,000.
(2) For the years ended December 31, 2025, 2024 and 2023, it corresponds to the impairment charge over mining assets (see notes 4(e)(2) and 4(f)).

Page 50 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

10.    OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2025	2024	2023

Interest expense	(214,392)	(196,175)	(125,376)

Finance expense	(214,392)	(196,175)	(125,376)

Interest income	237,532	297,820	255,009

Finance income	237,532	297,820	255,009

Net foreign exchange (loss) gain	(56,506)	(104,024)	98,037
Change in fair value of financial assets	74,897	(145,768)	1,899
Derivative contract results	(6,546)	12,329	(60,183)
Others (1)	(60,409)	(58,396)	(45,932)

Other financial income (expenses), net	(48,564)	(295,859)	(6,179)

(1) It mainly includes the results in connection with the put/call option as per note 3 (e).

11.    INCOME TAX EXPENSE
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2025	2024	2023

Current tax
Current tax	(139,695)	(322,832)	(578,902)
Recovery of income tax	552	—	13,429

Deferred tax (Note 20)
Deferred tax	221,834	(256,830)	102,431
Write-down of deferred tax assets	(427,835)	—	—
Recognition of previously unrecognized deferred tax assets (1)	—	25,438	128,634

Income tax expense	(345,144)	(554,224)	(334,408)
(1) For 2024 and 2023, it includes the recognition of previously unrecognized tax losses and temporary differences in Ternium Investments S.à r.l. and Ternium Brasil Ltda, respectively.
As of September 30, 2025, Ternium assessed the recoverability of Usiminas’ accumulated deferred tax assets (DTA), and, based on these analyses and on applicable accounting standards, Management concluded that a $405 million write-down of DTA should be recognized as an income tax charge. As of September 30, 2025, and before recognizing the write-down, Usiminas held DTA amounting to $776 million, primarily stemming from temporary differences and tax losses recognized during the July 2023 business combination (see note 3 (d)). Ternium conducted a comprehensive recoverability assessment regarding the future availability of taxable profits needed to utilize DTA, as required under IAS 12, incorporating historical performance and updated forecasts in its projections. As of December 31, 2025, DTA amounted to $ 582 million and no additional write-down should be recognized.

As of December 31, 2025, Ternium assessed the recoverability of Las Encinas S.A. de C.V. accumulated deferred tax assets (DTA), and, based on these analyses and on applicable accounting standards, Management concluded that a $ 22.8 million write-down of DTA should be recognized as an income tax charge.

Page 51 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
11.    INCOME TAX EXPENSE (continued)

Income tax expense for the years ended December 31, 2025, 2024 and 2023 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2025	2024	2023

Income before income tax	648,239	728,005	1,320,782

Income tax expense at statutory tax rate	(187,988)	(327,243)	(643,686)
Non taxable income	25,525	—	39,755
Non deductible expenses	—	(5,793)	—
Current tax expense related to Pillar II	(15,637)	(21,436)	—
Effect of currency translation on tax base (1)	304,262	(170,078)	180,582
Recognition of previously unrecognized deferred tax assets	—	25,438	128,634
Provision for tax losses	(44,024)	(55,112)	(53,122)
Write-down of deferred tax assets	(427,834)	—	—
Recovery of income tax	552	—	13,429
Income tax expense	(345,144)	(554,224)	(334,408)
(1) Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency, mainly Mexico, Brazil, and Argentina.
Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.
In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules (the Global Anti-Base Erosion rules, or “GloBE”) to reform international corporate taxation. Following Pillar Two OECD’s initiative, the European Union adopted in December 2022 a directive to impose a global minimum taxation for multinational companies in the Union, to be effective as from 2024.
In May 2023, the IASB made narrow-scope amendments to IAS 12 setting an exception that provides relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax laws that implement the Pillar Two model rules, including tax laws that implement qualified domestic minimum top-up taxes as per described in those rules.
On December 20, 2023, the Luxembourg Parliament approved the Pillar Two law transposing the EU Pillar Two Directive into domestic legislation. The law enters into force as from fiscal years starting on or after December 31, 2023.

The Company is within the scope of the rules and therefore is required to calculate its GloBE effective tax rate for each jurisdiction where it operates and is liable to pay a top-up tax for the difference between its GloBE effective tax rate per jurisdiction and the 15% minimum rate, as from 2024. Some jurisdictions in which the Company operates have implemented Qualified Domestic Minimum Top-up Taxes (“QDMTTs”) aligned with the Pillar Two framework, with legislation enacted and effective from 2025 in both the jurisdiction and Luxembourg. These domestic minimum taxes are intended to be treated as qualified under the OECD GloBE rules and, where applicable, are expected to reduce or eliminate exposure to additional top-up taxes under the Income Inclusion Rule (“IIR”) or the Undertaxed Payments Rule (“UTPR”) in Luxembourg.

The Company applies the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 issued in May 2023.

Page 52 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
12.    PROPERTY, PLANT AND EQUIPMENT, NET

(1) Property, plant and equipment,net

	Year ended December 31, 2025
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)

Net book value as of January 1, 2025	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155

Opening net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
Translation differences	9,897	21,719	68,624	2,451	24,815	2,301	3,432	133,239
Impairment charge (note 4 (f))	—	(4,116)	(4,523)	(499)	(4,339)	—	—	(13,477)
Additions (1)	8,151	34,595	12,940	1,934	2,439,363	39,834	33,951	2,570,768
Capitalized borrowing costs	—	—	—	—	2,408	—	—	2,408
Disposals / Consumptions	(1,769)	(634)	(851)	(922)	(21,794)	(21,494)	(15,356)	(62,820)
Indexation	—	—	—	—	—	—	8,370	8,370
Transfers	3,608	269,714	424,246	52,311	(742,473)	153	—	7,559
Depreciation charge	—	(185,648)	(352,787)	(31,004)	—	—	(51,653)	(621,092)

Closing net book value	800,566	2,655,729	3,133,459	113,323	3,346,947	200,162	155,924	10,406,110
Values at the end of the year
Cost	800,566	5,150,560	9,252,658	409,572	3,346,947	231,437	397,586	19,589,326
Accumulated depreciation	—	(2,494,831)	(6,119,199)	(296,249)	—	(31,275)	(241,662)	(9,183,216)
Net book value as of December 31, 2025	800,566	2,655,729	3,133,459	113,323	3,346,947	200,162	155,924	10,406,110
(1) It includes $ 2,030 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería Industrial Center.

	Year ended December 31, 2024
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Right-of-use assets	Total
Values at the beginning of the year
Cost	774,052	4,407,345	8,514,780	344,859	1,121,004	202,923	438,596	15,803,559
Accumulated depreciation	—	(2,162,192)	(5,462,979)	(270,954)	—	(31,271)	(238,476)	(8,165,872)

Net book value as of January 1, 2024	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687

Opening net book value	774,052	2,245,153	3,051,801	73,905	1,121,004	171,652	200,120	7,637,687
Translation differences	(21,382)	(41,246)	(135,103)	(4,142)	(65,626)	(5,081)	(2,631)	(275,211)
Additions (2)	24,619	22,373	19,222	1,706	1,527,992	44,307	13,850	1,654,069
Disposals / Consumptions	—	(2,604)	—	(970)	(2,366)	(32,342)	(2,658)	(40,940)
Indexation	—	—	—	—	—	—	21,626	21,626
Transfers	3,390	475,523	404,380	45,558	(932,037)	943	(609)	(2,852)
Depreciation charge	—	(179,100)	(354,490)	(27,005)	—	(111)	(52,518)	(613,224)

Closing net book value	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155

Values at the end of the year
Cost	780,679	4,824,531	8,783,691	371,532	1,648,967	210,643	371,560	16,991,603
Accumulated depreciation	—	(2,304,432)	(5,797,881)	(282,480)	—	(31,275)	(194,380)	(8,610,448)

Net book value as of December 31, 2024	780,679	2,520,099	2,985,810	89,052	1,648,967	179,368	177,180	8,381,155
(2) It includes $ 966 million related to additions of Property, plant and equipment in Mexico, mainly in connection with the investment plant in the Pesquería Industrial Center.

Page 53 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
12.    PROPERTY, PLANT AND EQUIPMENT, NET (continued)

(2) Right-of-use assets

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of January 1, 2025	525	121,312	55,297	46	177,180

Opening net book value	525	121,312	55,297	46	177,180
Translation differences	—	2,571	855	6	3,432
Additions	21,481	4,161	8,309	—	33,951
Disposal/Derecognition	(14,105)	(1,237)	(14)	—	(15,356)
Indexation	—	6,183	2,187	—	8,370
Depreciation charge	(1,063)	(35,398)	(15,142)	(50)	(51,653)

Closing net book value	6,838	97,592	51,492	2	155,924

Values at the end of the year
Cost	7,543	267,793	122,145	105	397,586
Accumulated depreciation	(705)	(170,201)	(70,653)	(103)	(241,662)

Net book value as of December 31, 2025	6,838	97,592	51,492	2	155,924

	Right-of-use assets
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Total
Values at the beginning of the year
Cost	376	281,250	156,614	355	438,595
Accumulated depreciation	(29)	(152,288)	(85,999)	(159)	(238,475)

Net book value as of January 1, 2024	347	128,962	70,615	196	200,120

Opening net book value	347	128,962	70,615	196	200,120
Translation differences	—	186	(2,800)	(17)	(2,631)
Additions	—	12,411	1,439	—	13,850
Disposal/Derecognition	—	(144)	(2,514)	—	(2,658)
Transfers	—	—	(609)	—	(609)
Indexation	194	14,429	7,003	—	21,626
Depreciation charge	(16)	(34,532)	(17,837)	(133)	(52,518)

Closing net book value	525	121,312	55,297	46	177,180

Values at the end of the year
Cost	570	258,797	112,060	134	371,561
Accumulated depreciation	(45)	(137,485)	(56,763)	(88)	(194,381)

Net book value as of December 31, 2024	525	121,312	55,297	46	177,180

The cost related to variable-lease payments that do not depend on an index or rate amounted to $ 16.9 million for the year ended December 31, 2025 ($ 20.3 million and $ 19.1 million for the year ended December 31, 2024 and 2023, respectively). The expenses related to leases for which the Company applied the practical expedient described in paragraph 5 (a) of IFRS 16 (leases with contract term of less than 12 months) amounted to $ 1.9 million for the year ended December 31, 2025 ($ 2.1 million and $ 2.8 million for the year ended December 31, 2024 and 2023, respectively).

Page 54 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
13.    INTANGIBLE ASSETS, NET

	Year ended December 31, 2025
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of January 1, 2025	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Opening net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111
Translation differences	4,718	17	—	—	—	—	4,735
Additions	62,781	60,158	32,987	—	—	—	155,926
Disposals / Consumptions	(771)	—	—	—	—	—	(771)
Impairment charge (note 4 (e)(2))	—	(5,280)	—	—	—	—	(5,280)
Transfers	(7,061)	20,601	(20,684)	—	—	—	(7,144)
Amortization charge	(59,248)	(107,551)	—	(417)	—	—	(167,216)

Closing net book value	224,402	78,074	29,089	8,489	—	662,307	1,002,361

Values at the end of the year
Cost	711,844	542,753	29,089	298,098	73,935	662,307	2,318,026
Accumulated amortization	(487,442)	(464,679)	—	(289,609)	(73,935)	—	(1,315,665)

Net book value as of December 31, 2025	224,402	78,074	29,089	8,489	—	662,307	1,002,361

	Year ended December 31, 2024
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Values at the beginning of the year
Cost	563,120	403,875	14,639	298,134	73,935	662,307	2,016,010
Accumulated amortization	(381,622)	(275,533)	—	(288,872)	(73,935)	—	(1,019,962)

Net book value as of January 1, 2024	181,498	128,342	14,639	9,262	—	662,307	996,048

Opening net book value	181,498	128,342	14,639	9,262	—	662,307	996,048
Translation differences	(8,810)	—	—	—	—	—	(8,810)
Additions	100,345	62,303	37,443	—	—	—	200,091
Disposals / Consumptions	(2,216)	(2,000)	—	(36)	—	—	(4,252)
Impairment charge (note 4 (e)(2))	—	(32,435)	—	—	—	—	(32,435)
Transfers	1,463	35,355	(35,296)	—	—	—	1,522
Amortization charge	(48,297)	(81,436)	—	(320)	—	—	(130,053)

Closing net book value	223,983	110,129	16,786	8,906	—	662,307	1,022,111

Values at the end of the year
Cost	651,838	466,817	16,786	298,098	73,935	662,307	2,169,781
Accumulated amortization	(427,855)	(356,688)	—	(289,192)	(73,935)	—	(1,147,670)

Net book value as of December 31, 2024	223,983	110,129	16,786	8,906	—	662,307	1,022,111
The Company has not registered any impairment charges in connection with Goodwill (see notes 4 (f) and (bb)(1) and (4)).

Page 55 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2025	2024

At the beginning of the year	468,516	517,265

Equity in earnings of non-consolidated companies	85,641	69,108
Other comprehensive income and other effects	42,282	(90,795)
Dividends from non-consolidated companies (1)	(33,744)	(27,062)

At the end of the year	562,695	468,516
(1) Mainly related to dividends from Unigal Usiminas Ltda. and MRS Logística S.A.
The principal investments in non-consolidated companies, all of which are unlisted, are:

	Country of incorporation	Main activity	Voting rights at		Value at

			December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024

Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	48.00%	161,315	130,433
Unigal Usiminas Ltda.	Brazil	Manufacturing and selling of steel products	70.00%	70.00%	108,056	98,280
MRS Logística S.A	Brazil	Logistical services	11.48%	11.48%	254,267	203,778
Other non-consolidated companies (1)					39,057	36,025

					562,695	468,516
(1) It includes the investments held in Finma S.A.I.F., Recrotek S.R.L. de C.V., Gas Industrial de Monterrey S.A. de C.V., Modal Terminal de Graneis Ltda., Usiroll – Usiminas Court Tecnologia em Acabamento Superficial Ltda, Codeme Engenharia S.A, Terminal de Cargas Paraopeba Ltda. and Terminal de Cargas Sarzedo Ltda.
(a) Techgen S.A. de C.V.
Techgen is a Mexican natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, and is fully operational. As of February 2017, Ternium, Tenaris, and Tecpetrol International S.A. (a wholly owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris. Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of 900 megawatts.

Techgen stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $ 423 million ($ 253 million as of December 31, 2024), net profit from continuing operations to $ 64 million ($ 27 million as of December 31, 2024), non-current assets to $ 676 million ($ 692 million as of December 31, 2024), current assets to $ 92 million ($ 104 million as of December 31, 2024), non-current liabilities to $ 1 million ($ 415 million as of December 31, 2024), current liabilities to $ 431 million ($ 109 million as of December 31, 2024) and shareholders’ equity to $ 336 million ($ 272 million as of December 31, 2024).

During 2017 and 2016, Techgen’s shareholders made additional investments in Techgen, in the form of subordinated loans, which in the case of Ternium amounted to $ 151.3 million as of December 31, 2025, and which are due in June 2026.

Page 56 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

14.    INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

On February 2019, Techgen S.A. de C.V. entered into syndicated loan agreement with HSBC Mexico, Natixis, Credit Agricole, BNP, Santander, Intesa SP and Norinchukin (the “Syndicated Loan”), according to the following terms: (i) Libor + 170 bps; (ii) maturity on February 13, 2026; (iii) average life 4,30 years; and (iv) guaranteed by: assets, shares, a debt service reserve account - which represents 10% of the outstanding amount- and the fix capacity charge cash-flow.

On August 5, 2021, Ternium Investments completed the purchase of a participation in this Syndicated Loan for an amount of $ 68 million. As of December 31, 2025, the outstanding syndicated loan amount was of $ 82 million and Ternium Investments’ participation was of $ 17 million.

For commitments from Ternium in connection with Techgen, see note 25.

(b) Unigal Usiminas Ltda.
Unigal is a Brazilian joint venture with a plant located in Ipatinga, Minas Gerais, between Usiminas and Nippon Steel Corporation, which hold 70% and 30% ownership interest, respectively. The main activity of this joint venture is the transformation of cold-rolled coils, provided only by Usiminas, into hot-dipped galvanized coils. The plant has a galvanizing production capacity of 1,030 million tons per year. The control of Unigal is shared between the partners, as provided for in the shareholders’ agreement.

Unigal stated in its unaudited annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $ 67 million ($ 68 million as of December 31, 2024), net profit from continuing operations to $ 27 million ($ 28 million as of December 31, 2024), non-current assets to $ 140 million ($ 126 million as of December 31, 2024), current assets to $ 37 million ($ 35 as of December 31, 2024), non-current liabilities to $ 43 million ($ 38 million as of December 31, 2024), current liabilities to $ 10 million ($ 9 million as of December 31, 2024) and shareholders’ equity to $ 125 million ($114 million as of December 31, 2024).

(c) MRS Logística S.A.

MRS Logística is a Brazilian railway cargo operator and logistics services provider that manages a 1,634 km network in the states of Minas Gerais, Rio de Janeiro and São Paulo, a region that concentrates about half of the Brazilian GDP. Usiminas holds a 11.48% ownership interest, along with CSN (18.6%), Congonhas Minérios (18.6%), Vale (10.9%), Gerdau (1.3%) and a wide group of small investors (6.5%). These companies, through a shareholders’ agreement, constitute, through representatives, the Board of Directors, which is responsible, among other duties, for this company’s overall strategic direction, for the decision on most significant investments and for the health and longevity of the organization.

MRS Logística stated in its unaudited consolidated annual accounts, prepared in accordance with IFRS Accounting Standards (International Financial Reporting Standards), as of and for the year ended December 31, 2025, that revenues amounted to $ 1,357 million ($ 1,304 million as of December 31, 2024), net profit from continuing operations to $ 279 million ($ 263 million as of December 31, 2024), non-current assets to $ 3,516 million ($ 2,461 million as of December 31, 2024), current assets to $ 1,008 million ($ 868 as of December 31, 2024), non-current liabilities to $ 2,297 million ($ 1,576 million as of December 31, 2024), current liabilities to $ 588 million ($ 547 million as of December 31, 2024) and shareholders’ equity to $ 1,639 million ($1,206 million as of December 31, 2024).

Page 57 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

15.    RECEIVABLES, NET – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

Receivables with related parties (Notes 26 and 14 (a))	1,029	147,285
Employee advances and loans	4,209	25,299
Advances to suppliers for the purchase of property, plant and equipment	66,840	218,503
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 26)	124,781	131,365
Other tax credits	318,305	237,530
Judicial deposits and other receivables	219,501	165,667
Others	69,237	35,649

Receivables, net – Non-current	803,902	961,298
The carrying value of these receivables approximates the fair value.

	As of December 31,
	2025	2024

Value added tax	449,317	491,981
Income tax credits	162,475	129,713
Other tax credits	85,925	151,965
Employee advances and loans	10,157	9,049
Advances to suppliers	32,407	40,593
Advances to suppliers with related parties (Note 26)	1,908	2,844
Expenses paid in advance	26,907	33,235
Government tax refunds on exports	19,579	2,486
Receivables with related parties (Note 26)	170,885	13,389
Others	25,459	27,184

Receivables, net – Current	985,019	902,439

Page 58 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
16.    TRADE RECEIVABLES, NET – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

Trade receivables	8,710	4,545
Allowance for doubtful accounts (Note 19)	(4,449)	(4,545)

Trade receivables, net – Non-current	4,261	—

	As of December 31,
	2025	2024

Current accounts	1,560,033	1,586,615
Trade receivables with related parties (Note 26)	18,957	23,251
Allowance for doubtful accounts (Note 19)	(43,274)	(47,808)

Trade receivables, net - Current	1,535,716	1,562,058

	Trade receivables, net as of December 31, 2025
	Total	Fully performing	Past due

Guaranteed	678,800	647,874	30,926
Not guaranteed	908,900	849,421	59,479

Trade receivables	1,587,700	1,497,295	90,405

Allowance for doubtful accounts (Note 19)	(47,723)	—	(47,723)

Trade receivables, net	1,539,977	1,497,295	42,682

	Trade receivables, net as of December 31, 2024
	Total	Fully performing	Past due

Guaranteed	604,467	570,821	33,646
Not guaranteed	1,009,944	944,236	65,708

Trade receivables	1,614,411	1,515,057	99,354

Allowance for doubtful accounts (Note 19)	(52,353)	—	(52,353)

Trade receivables, net	1,562,058	1,515,057	47,001

17.    INVENTORIES, NET

	As of December 31,
	2025	2024

Raw materials, materials and spare parts	1,285,947	1,340,641
Goods in process	1,909,291	2,158,745
Finished goods	692,482	837,118
Goods in transit	332,296	536,159
Obsolescence allowance (Note 19)	(126,357)	(122,152)

Inventories, net	4,093,659	4,750,511

Page 59 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
18.    CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

(i) Other investments
Investments in debt instruments and other	59	22,823
Other investments	156	156

Other investments, net – Non-current	215	22,979

	As of December 31,
	2025	2024

(i) Other investments
Other deposits with maturity of more than three months	1,600,002	2,160,051

Other investments - Current	1,600,002	2,160,051

(ii) Cash and cash equivalents
Cash and banks	397,269	456,385
Restricted cash	2,838	2,746
Short-term bank deposits	332,317	413,965
Other deposits with maturity of less than three months	798,780	818,167

Cash and cash equivalents	1,531,204	1,691,263

19.    ALLOWANCES AND PROVISIONS – NON-CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2025

Values at the beginning of the year	4,545	552,600	80,543
Translation differences	576	67,494	10,205
Additions	7	31,371	32,266
Reversals	(616)	(31,834)	(2,537)
Transfers	—	—	8,513
Uses	(63)	(33,777)	—

As of December 31, 2025	4,449	585,854	128,990

Year ended December 31, 2024

Values at the beginning of the year	6,430	839,921	104,455
Translation differences	(1,387)	(163,514)	(13,546)
Additions	—	32,176	14,597
Reversals	(34)	(92,645)	(1,900)
Transfers	—	—	(23,063)
Uses	(464)	(63,338)	—

As of December 31, 2024	4,545	552,600	80,543

Page 60 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
19.    ALLOWANCES AND PROVISIONS – NON-CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation	Provision for ongoing litigation related to the acquisition of a participation in Usiminas

Year ended December 31, 2025

Values at the beginning of the year	47,808	122,152	17,818	410,200
Translation differences	3,066	4,068	2,344	—
Additions	2,360	53,679	19,885	117,400
Reversals	(3,261)	(48,214)	(15,450)	—
Transfers	—	—	(8,513)	—
Uses	(6,699)	(5,328)	—	—

As of December 31, 2025	43,274	126,357	16,084	527,600

Year ended December 31, 2024

Values at the beginning of the year	53,045	200,024	7,332	—
Translation differences	(6,835)	(18,436)	(7,101)	—
Additions	9,089	57,550	12,294	813,988
Reversals	(3,489)	(46,581)	(17,770)	(403,788)
Transfers	—	—	23,063	—
Uses	(4,002)	(70,405)	—	—

As of December 31, 2024	47,808	122,152	17,818	410,200

20.    DEFERRED INCOME TAX
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	As of December 31,
	2025	2024

At the beginning of the year	1,105,691	1,542,565

Translation differences	124,790	(263,349)
Write-down of deferred tax assets	(427,835)	—
Recognition of previously unrecognized tax losses	—	25,438
Charges directly to other comprehensive income	(9,579)	57,867
Deferred tax credit (note 11)	221,834	(256,830)

At the end of the year	1,014,901	1,105,691

Page 61 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
20.    DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Write-down of deferred tax assets	Income statement credit (charge)	Total as of December 31, 2025

Property, pland and equipment	130,338	41,131	—	(217,205)	163,092	117,356
Inventories	(37,913)	3,333	—	(7,582)	9,311	(32,851)
Intangible assets	152,401	19,378	—	(10,240)	19,191	180,730
Provisions	267,268	25,880	—	(123,027)	(37,655)	132,466
Trade receivables	41,308	3,337	—	(5,818)	(7,107)	31,720
Tax losses (1)	314,060	27,855	—	(63,963)	43,999	321,951
Other (2)	238,229	3,876	(9,579)	—	31,003	263,529

At the end of the year	1,105,691	124,790	(9,579)	(427,835)	221,834	1,014,901
(1) As of December 31, 2025, the recognized deferred tax assets on tax losses amount to $ 322.0 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, connected to Usinas Siderúrgicas de Minas Gerais S.A., there are $ 338.1 million of net unrecognized deferred tax assets stemming from temporary differences, and $ 379.1 million of unrecognized deferred tax assets related to tax losses, and $ 843.7 million of net unrecognized deferred tax assets connected to Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium S.A. as of December 31, 2024, amounted to $ 2.2 billion and the estimated tax loss for the fiscal year 2025 amounted to $ 26.4 million, with approximately 90% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2024, amounted to $ 2.5 billion and the estimated tax result for fiscal year 2025 amounted to $ 23.4 million, with approximately 98% of the referred tax losses generated before 2017.
(2) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets (liabilities)	At the beginning of the year	Translation differences	Credits (Charges) directly to OCI	Recognition of previously unrecognized tax losses	Income statement credit (charge)	Total as of December 31, 2024

Property, pland and equipment	323,538	(81,642)	—	—	(111,558)	130,338
Inventories	17,831	(15,440)	—	—	(40,304)	(37,913)
Intangible assets	134,328	(34,905)	—	—	52,978	152,401
Provisions	354,097	(48,805)	—	—	(38,024)	267,268
Trade receivables	42,674	(5,608)	—	—	4,242	41,308
Tax losses (3)	382,971	(65,362)	—	25,438	(28,987)	314,060
Other (4)	287,126	(11,587)	57,867	—	(95,177)	238,229

At the end of the year	1,542,565	(263,349)	57,867	25,438	(256,830)	1,105,691
(3) As of December 31, 2024, the recognized deferred tax assets on tax losses amount to $ 314.1 million, mainly connected to Ternium Brasil Ltda. and Usinas Siderúrgicas de Minas Gerais S.A. Additionally, connected to Usinas Siderúrgicas de Minas Gerais S.A., there are $ 8.0 million of net unrecognized deferred tax assets stemming from temporary differences, and $ 287.6 million unrecognized deferred tax assets related to tax losses, and $ 688.4 million of net unrecognized deferred tax assets connected to Ternium Brasil Ltda. Under the Luxembourg tax law, tax losses generated before 2017 can be carried forward indefinitely and are not subject to any yearly consumption limitation, while losses incurred as from 2017 may be carried forward for a maximum of 17 years. Unrecognized tax losses of Ternium SA as of December 31, 2023, amounted to $ 2.2 billion and the estimated tax loss for the fiscal year 2024 amounted to $ 26.7 million, with approximately 92% of the referred tax losses generated before 2017. Unrecognized tax losses of Ternium Investments S.à r.l. as of December 31, 2023, amounted to $ 2.6 billion and the estimated tax result for fiscal year 2024 amounted to $ 7.8 million, with approximately 98% of the referred tax losses generated before 2017.
(4) It corresponds mainly to the deferred tax assets related to post-employment benefits and asset retirement obligations.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

Page 62 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT

	As of December 31,
	2025	2024

(i) Other liabilities - Non current
Post-employment benefits	703,788	573,834
Other employee benefits	70,657	73,502
Asset retirement obligation (note 19) (1)	128,990	80,543
Other	52,677	38,082

Other liabilities – Non-current	956,112	765,961
The carrying value of these liabilities approximates the fair value.
(1) The asset in connection with this liability is included in Property, plant and equipment.
Post-employment benefits
The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2025	2024

Present value of obligations	1,707,549	1,456,677
Fair value of plan assets	(1,211,079)	(1,032,356)
Asset ceiling	207,318	149,513

Net liability (asset) in the statement of financial position	703,788	573,834
The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2025	2024

Current service cost	14,711	17,260
Interest cost (income), net	43,295	40,217
Interest on Asset ceiling/ Onerous liability	20,357	16,678

Total included in income statement	78,363	74,155
The amounts recognized in other comprehensive income are as follows:

	Post-employment benefits
	Year ended December 31,
	2025	2024

Remeasurements
Effect of changes in demographic assumptions	(16,152)	66,333
Effect of changes in financial assumptions	63,102	(236,205)
Effect of experience adjustments	1,776	33,735
Change in asset ceiling	19,056	(42,157)
Expected return on assets	(21,905)	177,519

Total included in other comprehensive income	45,877	(775)

Page 63 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT (continued)
Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2025	2024

At the beginning of the year	1,456,677	1,975,462
Transfers, new participants and funding of the plan	(15)	157
Total expense	191,730	166,827
Remeasurements	48,726	(136,137)
Translation differences	178,167	(399,929)
Contributions paid	(167,736)	(149,703)
At the end of the year	1,707,549	1,456,677
Changes in fair value of the plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2025	2024

At the beginning of the year	1,032,356	1,525,330
Expected return on assets	21,905	(177,519)
Interest income	133,724	109,350
Translation differences	128,992	(330,283)
Funding of the plan	16,936	13,111
Contributions paid	(122,834)	(107,633)
At the end of the year	1,211,079	1,032,356
The major categories of plan assets are as follows:

	Fair value of plan assets
	As of December 31,
	2025	2024

Usiminas shares	36,946	29,305
Non-US government securities	861,452	716,909
Fixed income	94,747	81,821
Investments funds	215,233	202,987
Others	2,701	1,334
At the end of the year	1,211,079	1,032,356
As of December 31, 2025, the pension plan assets included 34,109,762 common shares of Usiminas (34,109,762 common shares of the Usiminas as of December 31, 2024).

Page 64 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
21.    OTHER LIABILITIES – NON-CURRENT AND CURRENT (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2025	2024

Discount rate	9.50%	10.25%
Compensation growth rate	6.00% - 7.00%	6.00% - 7.00%

	Year ended December 31,
Argentina	2025	2024

Discount rate	5.70% - 7.00%	6.00% - 7.00%
Compensation growth rate	2.00% - 3.00%	2.00% - 3.00%

	Year ended December 31,
Brazil	2025	2024

Discount rate	7.29% - 7.81%	7.46% - 8.10%
Compensation growth rate	0.90% - 2.90%	0.50% - 2.90%
Long-term increase in medical service costs	4.75%	4.75%
Expected return on plan assets	11.40% - 11.94%	11.76% - 12.42%
The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-7.0%	8.1%
Compensation growth rate	1.00%	0.8%	-0.9%
Pension growth rate	1.00%	0.3%	-0.4%
Life expectancy	1 year	1.0%	-1.0%
The estimated future payments for the next five years will be between $ 172.3 million and $ 188.7 million per year.
The post-retirement benefits related to Usiminas are guaranteed with property, plant and equipment up to the amount of $ 214 million.

	As of December 31,
	2025	2024

(ii) Other liabilities - Current
Payroll and social security payable	162,022	184,805
VAT liabilities	24,063	37,259
Other tax liabilities	69,510	60,373
Termination benefits	119	128
Related Parties (Note 26)	470	463
Asset retirement obligation (Note 19)	16,084	17,818
Dividends payable	8,677	1,967
Put option liability (note 3 (e))	298,450	263,201
Others	60,391	63,664

Other liabilities – Current	639,786	629,678

Page 65 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
22.    DERIVATIVE FINANCIAL INSTRUMENTS
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments as of December 31, 2025 and 2024 were as follows:

	As of December 31,
	2025	2024

Contracts with positive fair value
Commodities contracts	29	169
Foreign exchange contracts	42,552	4,314

	42,581	4,483

Contracts with negative fair value
Commodities contracts	(1,032)	(85)
Foreign exchange contracts	(49)	(50,257)

	(1,081)	(50,342)
Derivative financial instruments breakdown is as follows:
(a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt.

(b) Foreign exchange contracts

Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the $, in accordance with the Company’s policy for derivative instruments.

Since 2023, Ternium Mexico entered into several forward agreements mainly to manage the exchange rate exposure generated by future payables in EUR related to the investment plan in Pesquería among other standard liabilities in EUR. The outstanding notional amount hedged as of December 31, 2025, was EUR 208.9 million. These agreements will be due up to August 2026 and have been accounted for as cash flow hedges. As of December 31, 2025, the aggregate notional amount on these agreements amounted to $ 242.7 million.

In addition, during 2025 and 2024 Ternium Mexico has engaged in multiple non-deliverable forward agreements to manage the exposure arising from future payables in MXN linked to the investment plan in Pesqueria, seeking to mitigate the impact of exchange rate volatility on the budget assigned for the investment. These agreements will be due up to June 2027 and have been accounted for as cash flow hedges. As of December 31, 2025, its notional value amounted to $ 344.5 million.

Finally, since 2024, Ternium Mexico has entered into non-deliverable forward agreements to manage the exchange rate exposure generated by future payables in JPY related to the investment plan in Pesquería. These agreements were due up to August 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

Page 66 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Foreign exchange derivatives
	Gross amount	Income tax	Total

As of December 31, 2023	22,721	(6,824)	15,897

(Decrease) / Increase	(75,160)	22,548	(52,612)
Reclassification to income statement	—	—	—

As of December 31, 2024	(52,439)	15,724	(36,715)

(Decrease) / Increase	111,195	(33,359)	77,836
Reclassification to income statement	—	—	—

As of December 31, 2025	58,756	(17,635)	41,121

Occasionally, Ternium Colombia S.A.S. can enter into non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in its local currency. The last agreements were due up November 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

As of 2023, Ternium Guatemala entered into several non-deliverable forward agreements in order to partially manage the exchange rate exposure generated primarily by trade receivables denominated in Guatemalan quetzals. As of December 31, 2025, the notional amount on these agreements amounted to $ 2.0 million, which will be settling on January 2026.

From time to time, Ternium del Atlántico can enter into several non-deliverable forward agreements to manage the aggregate exposure arising from its balance sheet position in conjunction with expected off balance future trade receivables denominated in Colombian pesos. These agreements were due up to January 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

Occasionally, Ternium Procurement can enter into specific forward agreements in order to manage the exchange rate exposure generated by purchases of semi-finished steel products. These agreements were due up to November 2025; consequently, as of December 31, 2025, there are no outstanding amounts.

During 2024 and 2025, Ternium Argentina occasionally conducted specific forward agreements as a strategy to convert financing rates in Argentine pesos to competitive $ rates through cross currency transactions, enhancing its overall financial position. As of December 31, 2025, there are no outstanding amounts.

During 2025, Ternium Brasil entered into several non-deliverable forward agreements in order to manage the exchange rate exposure generated primarily by trade payables and capital expenditures denominated in EUR. As of December 31, 2025, the notional amount on these agreements amounted to $ 10.0 million, which will be settling on January 30, 2026.

Page 67 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
22.    DERIVATIVE FINANCIAL INSTRUMENTS (continued)
The net fair values of the exchange rate derivative contracts as of December 31, 2025 and 2024 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2025	2024

MEX/$	ND Forward & Forward - Buy MXN	7.1 billion MXN	39,488	(25,940)
EUR/$	Forward & ND Forward - Buy EUR	217.7 million EUR	3,016	(24,073)
EUR/$	Forward - Sell EUR	0.2 million EUR	0	189
GTQ/$	ND Forward - Sell GTQ	15.3 million GTQ	(2)	(2)
JPY/$	ND Forward - Buy JPY		—	(431)
ARS/$	ND Forward - Buy ARS		—	3,952
COP/$	ND Forward - Sell COP		—	362

			42,503	(45,943)
ARS: Argentine pesos; COP: Colombian pesos; EUR: Euros; $: US dollars; GTQ: Guatemalan quetzales; JPY: Japanese yens; MXN: Mexican pesos.

(c) Commodities contracts

Since 2023, Ternium Mexico entered into swap agreements to mitigate the specific impact of the fluctuation of zinc price fluctuations affecting the manufacturing of galvanized products to be sold with a fixed zinc price. As of December 31, 2025, Ternium Mexico has several agreements outstanding with an aggregate notional amount of $ 2.8 million. Outcome from these transactions will be presented in the income statement.

Since 2023, Mineraçao Usiminas, one of Usiminas’ subsidiaries, entered into forward agreements to manage the impact of the fluctuation of iron ore prices affecting its sales in the foreign market. As of December 31, 2025, Mineraçao Usiminas has several agreements outstanding with an aggregate notional amount of $ 26.9 million. These transactions are accounted for as cash flow hedges.

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges - Commodities derivatives
	Gross amount	Income tax	Total

As of December 31, 2023	—	—	—

(Decrease) / Increase	(879)	299	(580)
Reclassification to income statement	—	—	—

As of December 31, 2024	(879)	299	(580)

(Decrease) / Increase	832	(281)	551
Reclassification to income statement	—	—	—

As of December 31, 2025	(47)	18	(29)

Page 68 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
23.    LEASE LIABILITIES

	Lease liabilities
	Current	Non Current	Total

Year ended December 31, 2025
Values at the beginning of the year	46,458	163,666	210,124
Translation differences	2,078	5,833	7,911
Net proceeds	10,703	7,586	18,289
Indexation	3,032	4,122	7,154
Repayments	(64,544)	—	(64,544)
Interest accrued	16,914	—	16,914
Interest paid	(9,314)	—	(9,314)
Reclassifications	43,176	(43,176)	—

As of December 31, 2025	48,503	138,031	186,534

Year ended December 31, 2024
Values at the beginning of the year	52,174	188,913	241,087
Translation differences	(1,764)	(9,639)	(11,403)
Net proceeds	5,006	8,034	13,040
Indexation	3,778	17,287	21,065
Repayments	(61,194)	—	(61,194)
Interest accrued	16,967	—	16,967
Interest paid	(9,438)	—	(9,438)
Reclassifications	40,929	(40,929)	—

As of December 31, 2024	46,458	163,666	210,124

	As of December 31, 2025	As of December 31, 2024
Commitments in relation to finance leases are payable as follows:
Within one year	57,632	59,433
Later than one year but not later than five years	115,938	146,282
Later than five years	89,948	87,878
Minimum lease payments	263,518	293,593
Future finance charges	(76,984)	(83,469)
Total Financial lease liabilities	186,534	210,124

The present value of finance lease liabilities is as follows:
Within one year	48,503	46,458
Later than one year but not later than five years	95,262	117,195
Later than five years	42,769	46,471
Total minimum lease payments	186,534	210,124

Page 69 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
24.    BORROWINGS

	As of December 31,
	2025	2024

(i) Non-current
Bank borrowings	699,593	499,593
Bonds	494,897	421,079
Debentures	639,617	642,110
Less: debt issue costs	(19,520)	(2,735)

	1,814,587	1,560,047

(ii) Current
Bank borrowings	573,386	646,258
Bonds	15,833	13,284
Debentures	17,659	12,587
Less: debt issue costs	(2,478)	(2,057)

	604,400	670,072

Total Financial Debt	2,418,987	2,230,119

The maturity of borrowings is as follows:

	Expected Maturity Date
	2026	2027	2028 and thereafter	At December 31, (1)
				2025	2024

Borrowings - Fixed Rate	267,201	—	—	267,201	649,571
Borrowings - Floating Rate	303,707	297,332	394,514	995,553	487,524
Bonds	15,833	—	484,971	500,804	440,405
Debentures	17,659	—	637,770	655,429	652,619

Total	604,400	297,332	1,517,255	2,418,987	2,230,119
(1) As most borrowings and the debentures incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings and the debentures approximates their carrying amount and it is not disclosed separately. Fixed rate borrowings are uncommitted short-term revolving loans, and their fair value approximates to their carrying amount. Regarding the bonds, its fair value approximates the market value.

The weighted average interest rates - which incorporate instruments denominated mainly in U.S. dollars and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2025	2024

Bank borrowings	5.45%	7.15%
Bonds	7.50%	5.88%
Debentures	16.17%	13.50%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments as of December 31, 2025 and 2024, respectively.

Page 70 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
24.    BORROWINGS (continued)
Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2025	2024

$	Fixed	710,831	969,826
$	Floating	988,875	475,157
BRL	Floating	655,429	652,619
COP	Fixed	57,171	79,140
MXN	Floating	6,678	12,367
ARS	Fixed	3	41,010

		2,418,987	2,230,119
$: U.S. dollars; ARS: Argentine pesos; BRL: Brazilian reais; COP: Colombian pesos; MXN: Mexican pesos.

Ternium’s most significant current borrowings as of December 31, 2025, were those incurred under Ternium Brasil’s bilateral credit lines, in order to finance solely activities related to its exports of goods, and under Usiminas’ bonds and debentures issued in order to refinance its financial debt. Additionally, on July 23, 2025, Ternium México entered into a $ 1,250 million syndicated loan agreement with several banks to finance and/or refinance capital, operating and research and development expenditures and other related investments associated with the DRI-EAF steelmaking plant at its Pesquería Industrial Center in México. The net proceeds from the loan are expected to be disbursed over the next twelve months. The Loan qualifies as “green” under the 2025 LMA and LSTA Green Loan Principles, promoting the development and integrity of green loan products. The loan bears interest at a variable rate and must be repaid in six equal semi-annual installments, commencing in the 30th month anniversary of the effective date; the borrower may prepay the loan in whole or in part at any time. Under the loan, Ternium Mexico is subject to certain covenants customary for transactions of this type, including compliance with a specified leverage ratio and green reporting.

			In $ million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2025	Maturity

May 2024	Ternium Brasil	Bilateral credit lines	700	700	October 2030
July 2019	Usiminas	Bonds	500	500	January 2032
May 2022	Usiminas	Debentures - 8th emission	145	73	November 2029
December 2022	Usiminas	Debentures - 9th emission	310	243	December 2032
August 2024	Usiminas	Debentures - 10th emission	320	323	September 2031
July 2025	Ternium Mexico	Syndicated loan agreement	1,250	300	August 2030

The main covenants on these loan agreements, bonds and debentures are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio). As of December 31, 2025, Ternium was in compliance with all of its covenants.

Page 71 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.
Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Ternium is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Ternium has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the consolidated financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Ternium was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Ternium’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in its consolidated financial statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Ternium could incur a charge to earnings which could have a material adverse effect on Ternium’s results of operations, financial condition, net worth and cash flows.

(i) Tax claims and other contingencies

The tax claims and other contingencies recognized at the increase of the participation of Usiminas are included in note 3.

(a) Provision for ongoing litigation related to the acquisition of a participation in Usiminas

The Company is party to a longstanding lawsuit filed in Brazil by Companhia Siderúrgica Nacional, or CSN, and various entities affiliated with CSN against Ternium Investments, its subsidiary Ternium Argentina, and Tenaris’s subsidiary Confab, all of which compose the T/T Group under the Usiminas shareholders agreement. The entities named in the CSN lawsuit had acquired participations in Usiminas in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to the Usiminas control group. Ternium Investments and Ternium Argentina’s respective shares in the offer would be 60.6% and 21.5%.

Page 72 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. CSN filed an appeal to the Superior Court of Justice (SCJ), seeking the review and reversal of the decision issued by the Court of Appeals, and on March 7, 2023, the SCJ, by majority vote, rejected CSN’s appeal.

CSN made several submissions in connection with the SCJ decision, including a motion for clarification that challenged the merits of the SCJ decision. Decisions at the SCJ are adopted by majority vote. At an October 17, 2023 session, two justices of the SCJ voted in favor of remanding the case to the first instance for it to be retried following production and assessment of the new evidence, and two justices of the SCJ voted, without requiring any further evidence, in favor of granting CSN’s motion for clarification and reversing the March 7, 2023 decision that rejected CSN’s appeal; because the fifth member of SCJ excused himself from voting, a justice from another panel at the SCJ was summoned to produce the tie-breaking vote. On June 18, 2024, the SCJ completed its voting on CSN’s motion for clarification and reversed, by majority vote, its March 7, 2023 decision, and resolved that Ternium Investments, its subsidiary Ternium Argentina and Tenaris’s subsidiary Confab should pay CSN an indemnification in connection with the acquisition by the T/T Group of the participations in Usiminas in January 2012, with CSN being allowed to retain ownership of the Usiminas ordinary shares it currently owns.

On August 1, 2024, Ternium Investments, Ternium Argentina and the other T/T Group entities filed a motion for clarification against the SCJ decision and, subsequently, CSN filed its reply. On December 6, 2024, the SCJ rejected this motion for clarification, confirming the obligation of the T/T Group entities to pay indemnification in connection with the 2012 acquisition of the participations in Usiminas. Notwithstanding the foregoing, the SCJ unanimously resolved to modify the applicable monetary adjustment mechanism and to cap the applicable attorney’s fees, thereby lowering the aggregate amount that would be payable if CSN ultimately prevails in this claim. Based on such SCJ decision, assuming monetary adjustment through December 31, 2025, and attorney’s fees in the amount of BRL 5 million, the aggregate amount potentially payable by Ternium Investments and Ternium Argentina if CSN finally prevails on its claims would be of approximately BRL 2,143.9 million (BRL 1,875.9 million as of December 31, 2024) and BRL 759.0 million (BRL 664.1 million as of December 31, 2024). The foregoing amounts, if the BRL/$ rate as of December 31, 2025, is used, are equivalent to approximately $ 389.6 million ($ 302.9 million as of December 31, 2024, it the BRL/$ rate as of such date is used) and $ 138.0 million ($ 107.3 million as of December 31, 2024, it the BRL/$ rate as of such date is used).

Page 73 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

The Company continues to believe that all of CSN's claims and allegations are unsupported and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator in February 2012 and December 2016, the first and second instance court decisions and the March 7, 2023 SCJ decision referred to above, and that in connection with the Usiminas acquisition the T/T Group was not required either to launch a tender offer or to pay indemnification to CSN. Accordingly, on February 10, 2025, Ternium filed an extraordinary appeal against the SCJ decisions that ordered an indemnification payment, seeking their review and reversal by the Supreme Federal Tribunal. On September 10, 2025, the Vice-President of the SCJ, without examining the merits, denied leave to proceed with the extraordinary appeal as to certain arguments and ruled it inadmissible as to certain others, and on October 2, 2025, Ternium and the other T/T Group entities filed an internal appeal for the special court of the SCJ to reconsider the denial of leave to proceed and a concurrent appeal against the inadmissibility ruling for the Supreme Federal Tribunal to consider admissibility of the extraordinary appeal directly. On November 26, 2025, the first appeal was dismissed by the SCJ special court while the other appeal has not yet been ruled by the Supreme Federal Tribunal. The Company cannot predict the ultimate resolution on the matter.

(b) Tax assessments relating to the use of certain ICMS tax credits

The Imposto Sobre Operações Relativas à Circulação de Mercadorias e Serviços, or ICMS, is a Brazilian value-added tax on the services (inter-states) and the transfer of goods in Brazil. Payment of ICMS generates tax credits that, subject to applicable law, rules and regulations, may be either used to offset ICMS payment obligations generated in connection with domestic sales of products and services, or sold and transferred to third parties.

The Rio de Janeiro State Treasury Office is challenging the use by Ternium Brasil of ICMS tax credits generated in connection with purchases of refractory materials in the period from December 2010 through December 2016, and intends to assess taxes and impose fines on Ternium Brasil on the argument that such materials may not be qualified as “raw materials” or “intermediary products” but as “goods for consumption” and, accordingly, ICMS tax credits generated in connection with their purchase are not available and may not be used to offset ICMS payment obligations generated in connection with Ternium Brasil’s domestic sales of carbon steel slabs. Ternium Brasil has appealed against the Rio de Janeiro State Treasury Office tax assessments and fines. A provision in the amount of $ 57.7 million was recorded as of the acquisition date in connection with this matter ($ 33.0 million and $ 29.3 million as of December 31, 2025 and 2024, respectively).

(c) BP Energía México (BPEM) – Arbitration process

On February 2022, BP Energía México (“BPEM”) started an arbitration process against Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), Ternium México and Ternium Gas México (“Respondents”), claiming payment for the gas supply from February 12 to February 28, 2021, for $ 27.6 million, $ 12.4 million, and $ 2.4 million, plus V.A.T. and interest, respectively. On June 9, 2024, after the arbitration process was completed, the arbitration award was notified and the Arbitration Tribunal ordered the Respondents to pay BPEM $ 22.0 million, $ 9.9 million and $ 2.1 million, plus V.A.T. and interest, respectively. Additionally, the Parties were ordered to pay expenses and costs for $ 2.4 million. As of September 30, 2024, the Company recognized a provision of $ 34.2 million in its consolidated condensed interim financial statements.

Page 74 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

On October 25, 2024, the parties reached an agreement settling the reciprocal claims, and all parties formally dismissed the legal actions initiated with respect to the arbitration award.

(d) PIS and COFINS credits defense action - Usiminas

In August 2024, the Federal Government had filed two new tax claims for a total of approximately BRL 503 million ($ 92 million; BRL 562 million or $ 102 million as of December 31, 2025). The contingencies are related to tax assessments that partially approved offset statements through which Usiminas claimed PIS and COFINS credits arising from a final court decision, which discussed the exclusion of ICMS from the calculation basis of said contributions. The tax authority disagreed with the calculation methodology adopted by Usiminas. Usiminas filed a defense action in the aforementioned proceedings, arguing that the calculations are correct and the credit rights should be recognized.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a) Ternium Argentina signed agreements, mainly with Vale S.A. and LHG Mining, to cover 80% of its required iron ore, pellets and iron ore fines volumes until December 31, 2027, for a estimated total amount of $ 259 million. Although they do not set a minimum amount or a minimum commitment to purchase a fixed volume, under certain circumstances a penalty is established for the party that fails of:

- 7% in case the annual operated volume is between 70% and 75% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

-15% in case the annual operated volume is lower than 70% of the total volume of purchases of the Company; such percentage is applied over the difference between the actual purchased volume and the 80% of the total volume of purchases.

(b) Ternium Argentina also signed various contracts for the provision and transportation of natural gas, including Tecpetrol and Energy Consulting Services S.A., both related companies of Ternium, assuming firm commitments for a total of $ 46.3 million until April 2028. Additionally, Ternium Argentina signed contracts for gas transportation with Transportadora de Gas del Norte S.A., a related company of Ternium, assuming firm commitments for a total of $ 16.8 million payable until April 2028.

(c) Ternium Argentina signed an agreement with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon, for an aggregate amount of $ 52.0 million, which is due to terminate in 2037.

(d) Ternium Argentina signed various contracts within its investment plan for the future acquisition of Property, plant and equipment for a total of $ 18.0 million, and also subscribed various contracts for the maintenance and the operation of the wind farm for a total of $ 53.3 million payable until the year 2054.

Page 75 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(e) On April 24, 2017, Ternium Mexico entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen, S.A. de C.V. for the supply of 699 MW (which represents 78% of Techgen’s capacity) and covers most of Ternium Mexico’s facilities electricity needs. Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), Ternium Mexico has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by Comisión Federal de Electricidad (“CFE”) or its successors. Ternium Mexico may instruct Techgen to sell to any affiliate of Ternium Mexico, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and Ternium Mexico will benefit from the proceeds of such sale. The contract with Techgen is under the Self Supply Scheme. According to this regulatory scheme, CFE needs to authorize the sale of energy to other third party final users. On August 27, 2021, Ternium México and Techgen signed an amendment to the contract to establish changes in the supply to Ternium; these changes were mainly connected to a new direct transmission line between Techgen and Ternium´s Pesqueria Site for the direct supply of electricity to this site.

(f) Ternium México issued a guarantee letter covering up to approximately $ 28.8 million of the obligations of Gas Industrial de Monterrey, S.A. de C.V. (“GIMSA”), under the natural gas trading agreement between GIMSA and NEG Natural S.A. de C.V. (“NEG”) The credit line granted by NEG in connection with this natural gas trading agreement amounted to approximately $ 21.6 million. As of December 31, 2025, the outstanding amount under the natural gas trading agreement was $ 9.5 million, which is below the amount included in the guarantee letter issued by Ternium México.

(g) Ternium Mexico issued a guarantee letter covering up to approximately $ 57.2 million of the obligations of Techgen, S.A. de C.V. (“Techgen”), under the Clean Energy Certificates trading agreement between Techgen and Enel Green Power (“ENEL”). The amount equals the remnant balance if Techgen decides to terminate the agreement prior to the expiration date (and decreases as time of the contract passes). The contract was signed on May 25, 2018, and terminates on June 30, 2041.

(h) In April 2025, Ternium Mexico entered into an amendment agreement for the industrial gas supply with Praxair Mexico for the Guerrero, Juventud and Universidad facilities, originally signed in June 2008. As of December 31, 2025, the agreement considers a minimum annual oxygen consumption of 96 million cubic meters, valued at approximately $ 4.5 million per year, valid until September 2029. The Company is in compliance with the minimum annual quotas established, which represent less than half of the average annual consumption.

(i) On May 9, 2018, Ternium Mexico entered into a 10-year contract (effective as of July 1, 2018) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Border Pipeline L.L.C. for the transportation of natural gas in the United States of America (Texas). The contracted capacity is 60,000 MMBTU/day and the annual cost is approximately $ 3.7 million.

Page 76 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(j) On December 30, 2019, Ternium Mexico entered into a 15-year contract (effective as of July 1, 2021) with Kinder Morgan Texas Pipeline L.L.C., Kinder Morgan Tejas Pipeline L.L.C. and Kinder Morgan Gas Natural de México S. de R.L. de C.V. for the transportation of natural gas in the United States of America (Texas) and in Mexico. The contracted capacity is 31,000 MMBTU/day and the annual cost is approximately $ 4.8 million.

(k) In February 2023, Ternium's Board of Directors approved a new project in Pesquería, which involves the construction of an electric arc furnace and a direct reduced iron plant. As of December 31, 2025, Ternium México has commitments for property, plant and equipment for an amount of approximately $ 535.4 million in Euros, Mexican pesos and U.S. dollars. These commitments are mainly covered by currency derivative financial instruments as commented in note 22 in these Consolidated Financial Statements.

(l) Techgen is a party to gas transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for the whole transportation capacity starting on August 1, 2016 and ending during the second half of 2036. As of December 31, 2025, the outstanding value of this commitment was approximately $ 150.4 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to $ 72.2 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2025.

(m) Ternium issued two stand-by letters of credit covering 48% of the funding of a debt service reserve account under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement dated as of February 13, 2019, amounted to $ 640 million and the proceeds were used by Techgen to refinance in full all amounts owed under a previous syndicated loan between Techgen and several banks, which funds were used in the construction of the facility. As of December 31, 2025, the outstanding aggregated amount under the stand-by letters of credit was $ 44.1 million, as a result the amount guaranteed by Ternium was approximately $ 21.2 million.

(n) During 2006, CSA, the predecessor of Ternium Brasil, has entered into a 15-year contract denominated “Contrato de comercialização de energia elétrica no ambiente regulado – CCEAR por disponibilidade” to provide electric energy to 24 distributors starting on 2011. Under this contract, Ternium Brasil has to provide 200 MW average per year and the price is adjusted by the Brazilian inflation index. The penalty for not delivering the volume of energy of the contract is the difference between the spot price and the unit variable cost (calculated and published by the Agéncia Nacional de Energía Elétrica), calculated per hour. This contract ended in December 2025.

(o) Ternium Brasil signed an exclusivity agreement with Vale S.A. for the purchase of iron ore (pellets, sinter feed and lump ore), which is due to terminate in 2029. The total purchased volume, in accordance with the actual production capacity, is of approximately 8.0 million tons per year. Ternium Brasil has not the obligation to take or pay the mentioned volume and only should pay logistic costs in case of not purchasing the contracted volume.

Page 77 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(p) Ternium Brasil also signed on March 2024 a contract with Primetals Technologies Brazil Ltda. for caster equipment maintenance services for the steel plant. As of December 31, 2025, the outstanding amount of the mentioned services was approximately $ 135.3 million and is due to terminate in March 2034. The agreement prevents the delivery of the minimum take-or-pay volume by Ternium and a minimum quantity of contracted hours by Primetals.

(q) Ternium Brasil is a party to a long-term contract with the Consortium formed by Air Liquide Brasil Ltda., AirSteel Ltda., White Martins Gases Industriais Ltda., White Martins Steel Ltda. and ThyssenKrupp MinEnergy GmbH for the supply of air, oxygen, nitrogen and argon to satisfy the requirements up to January 2029. The outstanding amount was approximately $ 97.2 million as of December 31, 2025. The contract has minimum daily-required volumes.

(r) Ternium Brasil, for its activity of energy generation through gas and steam turbines, signed on March 2017 a contract with GE Global Parts and Products GMBH, General Electric International Inc. and Alstom Energia Térmica e Indústria Ltda. for the maintenance services of such turbines (including the supply of spare parts) for a period of 20 years. This agreement was extended for an additional period of 4 years. As of December 31, 2025, the outstanding amount of this commitment was $ 165.7 million.

(s) Ternium Brasil signed in December 2023 a contract with Vix Logística S.A. for logistics supply chain operations. This agreement is due to terminate in April 2029 and the outstanding amount was $ 32.2 million as of December 31, 2025. The contract has minimum required volumes and a penalty for early termination.

(t) Ternium Brasil signed on January 2024 a contract with Petrobras S.A. for the supply of petcoke. As of December 31, 2025, the outstanding amount of the agreement was approximately $ 20.1 million and is due to terminate in February 2026. The contract has minimum required volumes.

(u) Ternium Brasil signed on September 2024 a contract with Petrobrás S.A. for the supply of natural gas on free market. This agreement started on October 1, 2024. As of December 31, 2025, the outstanding amount for this agreement was approximately $ 110.6 million. This agreement is due to terminate in in December 2029. The contract has minimum required volumes.

(v) Ternium Brasil entered into an agreement with LSI Logística S.A. for the rental of mobile equipment for maintenance and operations. The contract is due to terminate in March 2028 and has a penalty for early termination. As of December 31, 2025, the outstanding amount was $ 32.8 million.

(w) As of December 31, 2025, Usiminas’ commitments for the acquisition of immobilized assets totaled $ 108.9 million and are intended, mainly, for adaptation, reforms, and improvements in the primary areas of Ipatinga, increase in quality, reduction of costs, maintenance, technological updating of equipment and environmental protection.

Page 78 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(x) In July 2011, Usiminas Mineração S.A. subscribed an agreement with MBL Materiais Básicos Ltda, related to the mining rights adjacent to its mining reserves. On October 15, 2012, the agreement was authorized by the National Mining Agency (ANM). It has a duration of 30 years, or until the complete depletion of these mineral reserves. The monthly payments are linked to the volume of iron ore extracted from the areas covered by the agreement. Since 2015, a minimum annual volume of 3.6 million metric tons was established. If the annual volume of iron ore extracted is below the minimum volume, a payment under a take-or-pay arrangement will be due, calculated as the difference between the minimum volume and the volume effectively extracted. The outstanding amount was approximately $ 346.6 million as of December 31, 2025.

(y) In January 2017, Usiminas S.A. entered into electricity purchase agreement with Cemig S.A. for the Cubatão steel plant facilities until December 2030. The contract has two ranges: the first range up to 32 MW and the second range up to 65.4 MW. The entire volume of the first range represents a take-or-pay arrangement, and if consumption reaches the second band, a lower tariff will be applied. The outstanding amount was approximately $ 186.8 million as of December 31, 2025.

(z) In July 2023, Usiminas S.A. entered into an electricity purchase agreement with Engie S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 29.4 million as of December 31, 2025.

(aa) In December 2021, Usiminas S.A. entered into a solar energy purchase agreement with Jaiba O Energias Renovaveis S.A. for the supply to the Ipatinga steel plant facilities until December 2039. Usiminas has the obligation to take or pay the agreed amount of the contract. As of December 31, 2025, the total outstanding amounted to approximately $ 280.9 million.

(ab) In September 2023, Usiminas S.A. entered into an electricity purchase agreement with Enel S.A. for the Ipatinga steel plant facilities until December 2026. The contract is fully take-or-pay; however, Usiminas can sell this electricity in the market at any time, and even if consumption is lower than contracted, the energy is automatically sold by the Electric Energy Commercialization Chamber (CCEE). The outstanding amount was approximately $ 30.3 million as of December 31, 2025.

(ac) In December 2023, Usiminas S.A. entered into an agreement with Gasmig S.A. for the supply of natural gas to the Ipatinga steel plant facilities until July 2026. The contracted capacity is 850 thousand cubic meters per day with a flexibility of plus or minus 10%. Daily, Usiminas S.A. can schedule any volume as needed, with acceptance conditioned on the availability in the Gasmig S.A. pipeline. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 80% annually. The outstanding amount was approximately $ 25.5 million as of December 31, 2025.

(ad) Usiminas S.A. signed in September 2024 a contract with the National Operator of the Electric System (ONS) for the use of the transmission system by the Ipatinga steel plant facilities until September 2026. Usiminas has the obligation to take or pay the total contracted amount. The outstanding amount was approximately $ 28.0 million as of December 31, 2025.

Page 79 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(ae) Usiminas S.A. signed in April 1996 a contract with White Martins Gases Industriais LTD for the supply of oxygen, nitrogen and argon for the Ipatinga steel plant until December 2032. Usiminas has the obligation to take or pay the 50% of the contracted volume. The outstanding amount was approximately $ 85.4 million as of December 31, 2025.

(af) Usiminas S.A. signed in July 2009 a contract with White Martins WK for the supply of oxygen, nitrogen and argon for the Cubatão steel plant until June 2032. Usiminas has the obligation to take or pay the 47.2% of the contracted volume. The outstanding amount was approximately $ 78.8 million as of December 31, 2025.

(ag) Usiminas S.A. signed in May 2025 contracts with VLI Multimodal S.A. for the rail transportation of steel products, iron ore and other raw materials until December 2027. The outstanding amount was approximately $ 314.0 million as of December 31, 2025. The contracts have minimum yearly-required volumes.

(ah) Usiminas S.A. signed in May 2025 a contract with VLI Multimodal S.A. for port and accessory services at the Port of Praia Mole until December 2027. The contract has an annual movement commitment linked to a take-or-pay agreement. The outstanding amount was approximately $ 58.9 million as of December 31, 2025.

(ai) Mineração Usiminas S.A. signed in June 2021 a contract with Porto Sudeste do Brasil S.A. to load iron ore vessels for export until December 2026. The contract includes exclusivity in the provision of port services for the export of the product directly or indirectly by Usiminas S.A. Exclusivity is limited to 8 million tons of product per year. A penalty is established for the party that fails the exclusivity. The outstanding amount was approximately $ 164.2 million as of December 31, 2025.

(aj) Usiminas S.A. signed in January 2022 a contract with MRS Logística S.A., a related company of Usiminas, for railway transportation services until December 2026. For the purposes of calculating the take-or-pay commitment, a minimum volume of 3.5 million tons and a maximum of 4.2 million tons should be considered, with a compensatory termination fine in case of early termination of the contract. The outstanding amount was approximately $ 37.8 million as of December 31, 2025.

(ak) Mineração Usiminas S.A. signed in September 2023 an agreement with Armac Locação Logistica e Serviços S.A. for the supply of internal material handling services from the Ouro Negro area until November 2026. The contract has a termination clause with a termination penalty of 50% of the remaining value of the contract from the 13th to the 21st month, 25% of the remaining value from the 22nd to the 24th month and no penalty from the 25th to the 36th month with 60 days' notice. The outstanding amount was approximately $ 14.5 million as of December 31, 2025.

(al) Usiminas S.A. entered into an agreement with Seday Transportes Ltda. for transportation services. The contract is due to terminate in until November 2027 and has a penalty for early termination. As of December 31, 2025, the outstanding amount was approximately $ 11.9 million.

Page 80 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
25.    CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(am) Usiminas S.A. signed in July 2025 contracts with Petrobras for the supply of the natural gas for the industrial units of Ipatinga and Cubatão, with a minimum daily consumption volume of 889 thousand cubic meters, until December 2027. The outstanding amount was approximately $ 346.7 million as of December 31, 2025. The flexibility calculation is done on a daily basis, while the take-or-pay volume is 70% annually. Usiminas also signed in January 2024 a purchase agreement with Petrobras for the supply of coke to support operations at the company's Ipatinga steel plant until February 2026. The agreement stipulated a total annual volume of 96 thousand tons, subject to a take-or-pay arrangement. The outstanding amount was approximately $6.0 million as of December 31, 2025.

(an) Usiminas S.A. signed in July 2025 contracts with Ical Industria de Calcinacao Ltda. for the supply of lime and limestone for the industrial unit of Ipatinga, with a minimum monthly consumption volume of 9,282 tons of lime and 23,400 tons of limestone until August 2026. The outstanding amount was approximately $ 16.2 million as of December 31, 2025. The contract's terms consider the payment of 100% take-or-pay.

(ao) Usiminas S.A. signed in January 2025 a contract of iron ore purchase agreement with BEMISA HOLDING SA until December 2026. Usiminas has the obligation to take or pay the 95% of the contracted volume. The outstanding amount was approximately $51.2 million as of December 31, 2025.

(iii) Restrictions on the distribution of profits

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2025, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

Page 81 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
26.    RELATED PARTY TRANSACTIONS
As of December 31, 2025, Techint Holdings S.à r.l. (“Techint”) indirectly owned 65.03% of the Company’s share capital and Tenaris Investments S.à r.l. (“Tenaris”) held 11.46% of the Company’s share capital and voting rights. Each of Techint and Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a private foundation (Stichting) located in the Netherlands, held voting shares in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

For commitments with Related parties, see note 25.

The following transactions were carried out with related parties:

	Year ended December 31,
	2025	2024	2023
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	99,911	138,416	163,591
Sales of goods to other related parties	183,807	151,270	174,869
Sales of services and others to non-consolidated parties	180	181	168
Sales of services and others to other related parties	3,368	2,844	3,932
	287,266	292,711	342,560
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	401,835	333,260	491,011
Purchases of goods from other related parties	347,229	93,214	81,404
Purchases of services and others from non-consolidated parties	204,650	99,397	23,574
Purchases of services and others from other related parties	526,720	179,329	103,334

	1,480,434	705,200	699,323
(c) Financial results
Income with non-consolidated parties	12,925	13,484	12,263
Expenses in connection with lease contracts from other related parties	(824)	(822)	(757)

	12,101	12,662	11,506
(d) Dividends received
Dividends from non-consolidated parties	33,744	27,062	34,841

	33,744	27,062	34,841
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	699	915	1,396
Income (expenses), net with other related parties	1,345	2,548	1,753

	2,044	3,463	3,149

	As of December 31,
	2025	2024

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	159,059	156,937
Receivables from other related parties	31,811	26,988
Advances from non-consolidated parties	316	2,524
Advances to suppliers with other related parties	126,374	131,685
Payables to non-consolidated parties	(55,318)	(57,230)
Payables to other related parties	(188,030)	(39,721)
Lease liabilities with other related parties	(1,505)	(1,861)

	72,707	219,322

Page 82 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
26.    RELATED PARTY TRANSACTIONS (continued)
(iii) Officers and Directors’ compensation
During the year ended December 31, 2025, the cash compensation of Officers and Directors amounted to $ 31,098 (2024: $ 27,221). In addition, Officers received 1,155,500 Units for a total amount of $ 7,031 (2024: $ 6,408) in connection with the incentive retention program mentioned in note 4 (o)(3).

27.    OTHER REQUIRED DISCLOSURES

(a) Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

As of December 31, 2023	22,721	(6,824)	15,897	(2,903,860)

(Decrease) / Increase	(76,039)	22,847	(53,192)	(823,783)
Reclassification to income statement	—	—	—	—

As of December 31, 2024	(53,318)	16,023	(37,295)	(3,727,643)

(Decrease) / Increase	112,027	(33,640)	78,387	402,386
Reclassification to income statement	—	—	—	—

As of December 31, 2025	58,709	(17,617)	41,092	(3,325,257)

(b) Statement of cash flows

	Year ended December 31,
	2025	2024	2023

(i) Changes in working capital (1)
Inventories	805,701	(108,826)	202,470
Receivables and others	104,448	(169,482)	6,342
Trade receivables	112,828	297,284	(104,280)
Other liabilities	(50,976)	39,305	(64,022)
Trade payables	63,431	(74,161)	280,571

	1,035,432	(15,880)	321,081
(ii) Income tax accrual less payments
Tax accrued (Note 11)	345,144	554,224	334,408
Taxes paid (2)	(244,721)	(56,527)	(495,348)

	100,423	497,697	(160,940)
(iii) Interest accruals less payments
Interest accrued (Note 10 and 23)	(6,226)	(84,678)	(113,433)
Interest received	213,481	263,192	202,000
Interest paid	(221,805)	(194,845)	(133,706)

	(14,550)	(16,331)	(45,139)
(1)Changes in working capital are shown net of the effect of exchange rate changes.
(2)For the year ended December 31, 2024, it includes the recovery of previously paid tax in Mexico for an amount of $ 235.2 million.

Page 83 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

27.    OTHER REQUIRED DISCLOSURES (continued)

(c) Financial debt reconciliation

	Financial debt
	Finance lease liabilities	Short term borrowings	Long term borrowings	Total

As of December 31, 2023	(241,087)	(940,453)	(1,205,961)	(2,387,501)
Cash flows	70,632	541,250	(591,539)	20,343
Reclassifications	—	(106,116)	106,116	—
Acquisitions - finance leases	(13,040)	—	—	(13,040)
Foreign exchange adjustments	11,403	27,514	135,441	174,358
Other non cash movements	(38,032)	(192,267)	(4,104)	(234,403)
As of December 31, 2024	(210,124)	(670,072)	(1,560,047)	(2,440,243)
Cash flows	73,858	481,576	(371,779)	183,655
Reclassifications	—	(199,666)	199,666	—
Acquisitions - finance leases	(18,289)	—	—	(18,289)
Foreign exchange adjustments	(7,911)	(4,293)	(77,608)	(89,812)
Other non cash movements	(24,068)	(211,945)	(4,819)	(240,832)
As of December 31, 2025	(186,534)	(604,400)	(1,814,587)	(2,605,521)

Page 84 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
The following amendments, standards and interpretations have been applied on the year starting January 1, 2025:

Amendments to IAS 21 - Lack of Exchangeability.
On August 15, 2023, the IASB published Lack of Exchangeability (Amendments to IAS 21), which contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2025, and have not been early adopted:

IFRS 18, ‘Presentation and disclosure in Financial Statements’

In April 2024, the IASB issued IFRS 18, “Presentation and disclosure in financial statements”, which introduces new requirements to present specified categories and defined subtotals in the statement of profit or loss, provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements and improve aggregation and disaggregation. Once implemented, it will replace IAS 1, carrying forward many of the requirements in IAS 1 unchanged and complementing them. IFRS 18 must be applied on annual periods beginning on or after January 1, 2027.

Management is in the process of determining the impact of applying IFRS 18 and has prepared a transition plan, which is on track to report the first IFRS 18-compliant consolidated condensed interim financial statements for the period ending on March 31, 2027, and consolidated financial statements for the period ending on December 31, 2027.

It is anticipated that the Company will conclude that its main business activity is manufacturing and operating activities in the steel and mining industries. The Company currently presents an operating profit subtotal. Management is performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18. The Company expects significant changes in this regard, especially as a result of reclassifying foreign exchange gains and losses within operating activities. Furthermore, the new aggregation and disaggregation requirements will lead to changes to presenting the most useful structured summary. The Company currently reports an adjusted EBITDA measure in its press releases, and it expects that this measure will meet the definition of a management-defined performance measure. Management is performing an assessment of other measures that are currently being reported outside the financial information and whether or not these meet the definition of a management defined performance measure.

Page 85 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
28.    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (continued)

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and
IFRS 7

In May 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 that clarify the recognition and derecognition date for certain financial assets and liabilities, including an exception allowing some financial liabilities settled through eligible electronic cash transfer systems to be derecognized before the settlement date. The amendments also refine the guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion. In addition, they introduce new disclosure requirements for instruments whose contractual terms may modify cash flows and update the disclosures for equity instruments designated at fair value through other comprehensive income. These amendments must be applied on annual periods beginning on or after January 1, 2026.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

Contracts Referencing Nature dependent Electricity – Amendments to IFRS 9 and IFRS 7

In December 2024, the IASB issued targeted amendments to IFRS 7 and IFRS 9 to better reflect nature‑dependent electricity contracts in the financial statements. The amendments clarify how the ‘own‑use’ criteria apply to such contracts, permit their use as hedging instruments under hedge accounting, and introduce new disclosure requirements to help users understand their impact on an entity’s financial performance and cash flows. These amendments must be applied on annual periods beginning on or after January 1, 2026.

Management has already assessed the effects of applying these amendments on the Company’s consolidated financial statements and has not identified any material impact in the application of these amendments.

Other standards and interpretations non-significant for the Company’s financial statements:
– Annual Improvements to IFRS Accounting Standards—Volume 11
– IFRS 19 Subsidiaries without Public Accountability: Disclosures

Page 86 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium’s foreign exchange policy seeks to minimize the impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their actual and expected short-term net cash flows in currencies other than the U.S. dollar and analyze potential hedging according to its needs in line with its derivative policy. This hedging can be carried out either by netting positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2025:

Exposure to functional currency	$ million	BRL million

US dollar ($)	—	(39)
EU euro (EUR)	(102)	(2)
Argentine peso (ARS)	34	—
Mexican peso (MXN)	(638)	—
Brazilian real (BRL)	(427)	—
Colombian peso (COP)	(25)	—
Yen (JPY)	(1)	—
Other currencies	(2)	(0)

The main relevant exposures correspond to:

(a)Argentine peso vs. U.S. dollar
If the Argentine peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 0.3 million and $ 0.2 million as of December 31, 2025 and 2024, respectively.

(b)Mexican peso vs. U.S. dollar
If the Mexican peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 6.3 million and $ 8.0 million as of December 31, 2025 and 2024, respectively.

Page 87 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)
(c)Colombian peso vs. U.S. dollar
If the Colombian peso had weakened by 1% against the U.S. dollar, it would have generated a pre-tax gain of $ 0.2 million and $ 0.6 million as of December 31, 2025 and 2024, respectively.

(d)Brazilian real vs. U.S. dollar
If the Brazilian real had weakened by 1% against the U.S. dollar, it would have generated a pre-tax loss of $ 0.6 million and $ 3.0 million as of December 31, 2025 and 2024, respectively.

We estimate that if the Argentine peso, Mexican peso, Colombian peso and Brazilian real had weakened simultaneously by 1% against the U.S. dollar with all other variables held constant, total pre-tax gain for the year would have been $ 5.6 million higher (total pre-tax gain of $ 5.4 million higher as of December 31, 2024), as a result of foreign exchange gains/losses on translation of U.S. dollar-denominated financial position, mainly local currency cash, trade receivables, trade payables, tax credits and liabilities, lease liabilities, borrowings and other liabilities.

Considering the same variation of the currencies against the U.S. dollar of all net investments in foreign operations amounting to $ 2.7 billion, the currency translation adjustment included in total equity would have been $ 6.3 million higher, arising mainly from the adjustment on translation of the equity related to the Brazilian real during the year 2025.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that could be partially fixed through different derivative transactions, such as interest rate swaps.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include neither the effect of derivative financial instruments, nor the devaluation of the local currencies, was 9.17% and 8.83% as of December 31, 2025 and 2024, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument.

Ternium’s total variable interest rate debt amounted to $ 1,651.0 million (68.3% of total borrowings) as of December 31, 2025, and $ 1,140.1 million (51.1% of total borrowings) as of December 31, 2024.

If interest rates on the aggregate average notional of U.S. dollar denominated borrowings held during 2025, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2025 would have been $ 22.8 million lower ($ 21.1 million lower as of December 31, 2024).

Page 88 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)

1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 34% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2025, in comparison with approximately 41% as of December 31, 2024. The investments in financial assets are as follows:

	As of December 31, 2025	As of December 31, 2024

Cash and cash equivalents	1,531,204	1,691,263

Other Investments - Current and Non-Current	1,600,061	2,182,874
Fixed Income (time-deposit, zero-coupon bonds, commercial papers)	368,043	673,042
Deposit certificates and investment funds	368,043	636,104
Commercial papers	—	2,258
Other	—	34,680
Bonds and other fixed income	1,231,789	1,499,130
U.S. government securities	65,680	10,040
Non - U.S. government securities	851,519	1,201,842
Corporate securities	314,590	287,248
Other notes	229	10,702

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than ten percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2025, trade receivables total $ 1,540.0 million ($ 1,562.1 million as of December 31, 2024). These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of $ 59.6 million ($ 1.0 million as of December 31, 2024), credit insurance of $ 588.2 million ($ 576.5 million as of December 31, 2024) and other guarantees of $ 31.0 million ($ 27.0 million as of December 31, 2024).

As of December 31, 2025, trade receivables of $ 1,497.3 million ($ 1,515.1 million as of December 31, 2024) were fully performing.

As of December 31, 2025, trade receivables of $ 90.4 million ($ 99.4 million as of December 31, 2024) were past due (mainly up to 180 days).

Page 89 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)

The amount of the allowance for doubtful accounts was $ 47.7 million as of December 31, 2025 ($ 52.4 million as of December 31, 2024).

The carrying amounts of the Company’s trade and other receivables as of December 31, 2025, are denominated in the following currencies:

Currency	$ million

US dollar ($)	1,062
EU euro (EUR)	79
Argentine peso (ARS)	61
Mexican peso (MXN)	554
Brazilian real (BRL)	1,496
Colombian peso (COP)	77
Other currencies	1

3,329

1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

$ million	2026	2027	2028	2029	Thereafter

Borrowings	604	297	220	538	760
Interests to be accrued (1)	199	179	166	126	124
Trade payables and other liabilities	2,041	27	29	17	108
Lease liabilities	49	38	35	12	53

Total	2,893	540	450	693	1,046
(1) These amounts do not include the effect of derivative financial instruments.
As of December 31, 2025, total cash and cash equivalents and other current and non-current investments less borrowings amounted to $ 712.3 million.

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.13 and 0.12 as of December 31, 2025 and 2024, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

Page 90 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

29.    FINANCIAL RISK MANAGEMENT (continued)
2) Financial instruments by category and fair value hierarchy level
The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

As of December 31, 2025 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	500,477	—	—	500,477
Derivative financial instruments	—	28	42,553	42,581
Trade receivables	1,539,977	—	—	1,539,977
Other investments	214,556	244,424	1,141,081	1,600,061
Cash and cash equivalents	1,198,887	332,317	—	1,531,204
Total	3,453,897	576,769	1,183,634	5,214,300

As of December 31, 2025 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	511,961	511,961
Trade payables	—	1,987,270	1,987,270
Derivative financial instruments	1,081	—	1,081
Finance lease liabilities	—	186,534	186,534
Borrowings	—	2,418,987	2,418,987
Total	1,081	5,104,752	5,105,833

As of December 31, 2024 (in $ thousands)	Amortized cost	Assets at fair value through profit or loss	Assets at fair value through OCI	Total
(i) Assets as per statement of financial position
Receivables	423,521	—	—	423,521
Derivative financial instruments	—	4,483	—	4,483
Trade receivables	1,562,058	—	—	1,562,058
Other investments	549,077	134,667	1,499,130	2,182,874
Cash and cash equivalents	1,267,336	423,927	—	1,691,263
Total	3,801,992	563,077	1,499,130	5,864,199

As of December 31, 2024 (in $ thousands)	Liabilities at fair value through profit or loss	Amortized cost	Total
(ii) Liabilities as per statement of financial position
Other liabilities	—	436,152	436,152
Trade payables	—	1,840,914	1,840,914
Derivative financial instruments	50,342	—	50,342
Finance lease liabilities	—	210,124	210,124
Borrowings	—	2,230,119	2,230,119
Total	50,342	4,717,309	4,767,651

Page 91 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)
Fair Value by Hierarchy
Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

–Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

–Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

–Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2025 and 2024:

	Fair value measurement as of December 31, 2025 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	332,317	332,317	—	—
Other investments	1,385,505	1,231,788	153,488	229
Derivative financial instruments	42,581	—	42,581	—

Total assets	1,760,403	1,564,105	196,069	229

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	1,081	—	1,081	—

Total liabilities	1,081	—	1,081	—

	Fair value measurement as of December 31, 2024 (in $ thousands):
Description	Total	Level 1	Level 2	Level 3 (*)

Financial assets at fair value through profit or loss / OCI
Cash and cash equivalents	423,927	423,927	—	—
Other investments	1,633,797	1,501,389	131,866	542
Derivative financial instruments	4,483	—	4,483	—

Total assets	2,062,207	1,925,316	136,349	542

Financial liabilities at fair value through profit or loss / OCI
Derivative financial instruments	50,342	—	50,342	—

Total liabilities	50,342	—	50,342	—
(*) The fair value of financial instruments classified as level 3 is not obtained from observable market information, but from measurements of the asset portfolio at market value provided by the fund manager. The evolution of such instruments during the years ended December 31, 2025 and 2024, corresponds to the initial investment and to the changes in its fair value, as follows:

Guarantee fund companies
As of December 31, 2024	542
Disinvestment	(296)
Interest accrued	—
Changes in fair value	93
Reclassifications	—
Net foreign exchange gain	(110)
At December 31, 2025	229

Page 92 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)
There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy there were no transfers from Level 1 to Level 3 and there were transfers of Non-U.S. Government securities from Level 3 to Level 2.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current mid-price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using mid prices, interest rate curves, broker quotations, current exchange rates and forward rates volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs, information provided by fund managers and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3) Accounting for derivative financial instruments and hedging activities

Depending on the nature of the hedged item, Ternium either recognizes its derivative financial instruments’ transactions in the statement of financial position at cost and subsequently measures changes on a monthly basis at fair value, or undertakes hedge accounting, classifying these transactions as cash flow hedges. While changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement, changes in transactions classified as cash flow hedges are disclosed as an equity reserve in the statement of comprehensive income. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly capital expenditures). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. Once the hedged item gets settled, the gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

Page 93 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023
29.    FINANCIAL RISK MANAGEMENT (continued)

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. As of December 31, 2025 and 2024, the effective portion of designated cash flow hedges (net of taxes) amounted to $ 41.1 million and $ (37.3) million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 27 (a)).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

4) Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every one month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year-end.

Page 94 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

30.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES

(i) Foreign exchange restrictions in Argentina

Ternium’s Argentine subsidiary, Ternium Argentina S.A., is currently operating in a complex and volatile economic environment.

Between September 2019 and December 13, 2023, the Argentine government imposed significant restrictions on foreign exchange transactions. Since the new administration took office in Argentina in December 2023 certain restrictions have been gradually eased. On April 14, 2025, the Argentine government introduced flexibility to foreign exchange restrictions on certain transactions by individuals and companies. At the date of these Consolidated Financial Statements, foreign exchange restrictions remain and the scope and timing of additional flexibility or other upcoming changes, if any, remain unknown. The main currently applicable measures are described below:

• Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market (“MULC”) and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within 20 business days of collection. Foreign currency proceeds from exports of services must be sold into the MULC and converted into Argentine pesos within 20 business days of collection.

• Access to the MULC to pay for imports of services is permitted as from the date of supply or accrual of the service (if the service was rendered by a non-related party) or is deferred for 90 calendar days as from the date of supply or accrual of the service (if rendered by a related party).

• Access to the MULC to pay for imports of goods is permitted as from the date of customs clearance.

• Access to the MULC to pay imports of capital assets is permitted according to the following schedule: up to 30% in advance; up to 50% against shipment; and the balance against customs clearance.

• Access to the MULC to pay dividends will be permitted for distributable earnings corresponding to full fiscal years commencing after January 1, 2025. Access to the MULC to pay dividends for accumulated earnings relating to prior years remains subject to the approval of the Argentine Central Bank.

Ternium Argentina carries out all of its import and export transactions through the MULC. Therefore, assets and liabilities in foreign currency as of December 31, 2025, have been valued considering the official exchange rates at the end of the period.

Under Ternium Argentina’s annual accounts as of December 31, 2025, and for the year then ended, revenues amounted to $ 2,018 million (2024: $ 2,212 million), net profit from continuing operations to $ 85 million (2024: $ 149 million), total assets to $ 5,181 million (2024: $ 5,726 million), total liabilities to $ 499 million (2024: $ 790 million) and shareholders’ equity to $ 4,682 million (2024: $ 4,936 million).

Page 95 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

30.    MATTERS RELATED TO THE ARGENTINE SUBSIDIARIES (continued)

Ternium Argentina’s cash and cash equivalents and other investments amounted to $ 803 million as of December 31, 2025, broken down as follows:
- $ 700 million in U.S. dollars-denominated instruments in sovereign bonds issued by the Argentine Government and payable in U.S. dollars, and Argentine Treasury bonds related to the official exchange rate. The U.S. dollar value of these instruments recorded in Ternium’s consolidated financial statements is based on their Argentine peso local market price, converted to the U.S. dollar at the ARS/$ official exchange rate. Therefore, the valuation of such investments is subject to the volatility of the Argentine financial market and currency exchange rates, leading to a potential significant reduction of such value in the consolidated financial statements.
- $ 93 million in Argentine pesos-denominated instruments.
- $ 10 million in negotiable obligations and promissory notes issued by Argentine export driven companies in U.S. dollars and mainly payable in Argentine pesos.

Ternium Argentina’s financial position in ARS as of December 31, 2025, amounted to $ 177 million in monetary assets and $ 126 million in monetary liabilities. All of Ternium Argentina’s ARS-denominated assets and liabilities are valued at the prevailing official exchange rate. In the event of a devaluation, Ternium Argentina may be adversely affected, and will also suffer a loss on deferred tax charge as a result of a deterioration on the tax value of their fixed assets. At this time, the Company is unable to estimate all impacts of a new devaluation of the Argentine peso against the U.S. dollar.

On December 12, 2025, Ternium Argentina’s board of directors approved the payment of a dividend in kind in US dollar-denominated Argentine bonds for a total amount of up to $ 300 million. On December 22, 2025, Ternium received its share of the dividend in kind. Considering the impact of foreign exchange restrictions in Argentina and based on the value of the bonds in the international market, Ternium recorded in its equity a reserve as of the collection date. This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Financial Statements. Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Financial Statements should be read taking into account these circumstances.

(ii) Acquisition of Tubos Argentinos S.A.

On January 14, 2026, Ternium Argentina S.A. acquired for $ 24.4 million: (i) 44,148,349 ordinary shares with a face value of ARS 1 each and one vote per share, issued by Tubos Argentinos S.A. (“TASA”), representing 100% of TASA’s voting share capital, and (ii) all outstanding credits owed by TASA to its selling shareholders, amounting to $ 8.2 million.

TASA is a service center specialized in manufacturing structural and conduit tubes, steel profiles, API‑standard tubes, and highway guardrails and solar‑panel profiles. It operates industrial plants in El Talar (Buenos Aires Province) and Justo Daract (San Luis Province), with annual sales of approximately 42,000 tons.

Page 96 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

31.    TARIFFS ON IMPORTS IN THE UNITED STATES

On February 1, 2025, the U.S. government announced the imposition, through the International Emergency Economic Powers Act (IEEPA), of tariffs applicable to all products imported from Mexico, Canada and China. This measure is currently under review by the U.S. Supreme Court. As of the date of these consolidated financial statements, Mexican and Canadian products that comply with USMCA preferential rules of origin, are exempt from this tariff.

Additionally, on March 12, 2025, the U.S. government imposed, under Section 232, a 25% tariff on virtually all imports of steel and on certain steel derivatives, revoking previously negotiated country-specific exemptions and quota arrangements. The tariff was later raised to 50%. In addition, after several rounds of consultations with domestic producers, a growing number of products containing steel have been added to a list of items subject to this tariff.

Further, on April 2, 2025, the Trump administration announced that the U.S. would implement reciprocal tariffs with trading partners (Mexico is currently not subject to these tariffs), with a minimum tariff of 10% and an extra tariff specific to each country, which was later postponed for 90 days. On August 1, 2025, the U.S. notified various countries about reciprocal tariffs applied on a case-by-case basis. Brazil and Argentina were subject to a reciprocal tariff of 10%. Subsequently, on October 27, 2025, President Sheinbaum announced that Mexico had been granted additional time due to the progress made regarding certain non-tariff barriers identified in Mexico by the USTR. Reciprocal tariffs do not add up to Section 232.

Also on April 2, 2025, the US government confirmed a previously announced 25% tariff under Section 232 on all imported automobiles produced outside the U.S. However, vehicles that comply with the USMCA are only subject to this tariff on their non-U.S. specific content. In the case of auto parts, if they comply with the USMCA they are exempt from the tariff, while parts used in vehicles assembled in the U.S. might qualify for an import adjustment offset amount. In this same line, starting November 1, 2025, President Trump imposed a 25% tariff on all imported medium and heavy-duty trucks. These tariffs apply the same USMCA exceptions for vehicles and parts.

On August 6, 2025, the U.S. government imposed a 40% extra tariff on all imports from Brazil (except for certain excluded products such as goods subject to Section 232 measures) to deal with recent policies, practices, and actions by the Government of Brazil that constitute an unusual and extraordinary threat to the United States’ national security, foreign policy, and economy.

Other countries have announced retaliatory tariffs against U.S. exports. It is also anticipated that parties may bring litigation regarding the timeliness and appropriateness of the Trump administration’s actions. In light of the foregoing uncertainties, Ternium is unable at this time to predict the evolution or ultimate outcome of these developments or to quantify the impact that the tariffs and measures would have on its business or financial condition.

32.    SUBSEQUENT EVENTS

a. Ternium to acquire Nippon Groups’ remainder participation in Usiminas’ Control Group

On November 5, 2025, Ternium S.A. announced that its subsidiary Ternium Investments S.à r.l. has entered into a share purchase agreement to acquire from Nippon Steel Corporation and Mitsubishi Corporation their remainder participations in the control group of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”). This additional investment further strengthens Ternium’s commitment to Usiminas and the Brazilian steel market.

Page 97 of	98

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

32.    SUBSEQUENT EVENTS (continued)

Pursuant to the transaction, Ternium would pay $2.06 per ordinary share, which would result in an aggregate purchase price of approximately $315.2 million in cash for 153.1 million ordinary shares, increasing its participation in the Usiminas control group from 51.5% to 83.1%.

The closing of the transaction occurred on February 10, 2026, after the approval of the transaction by the antitrust authorities in January, and it was settled with cash on hand.

The Usiminas control group holds the majority of Usiminas’ voting rights. Upon the closing of this transaction, Ternium Investments and its subsidiary Ternium Argentina, together with Confab, a subsidiary of its affiliate Tenaris S.A. (all of which compose the T/T group within Usiminas’ shareholders’ agreement), will hold an aggregate participation of 92.9% in Usiminas’ control group. Previdência Usiminas (Usiminas employees’ pension fund) will continue to hold the remainder 7.1%.

b. Change in the functional currency of Usiminas

The determination of the functional currency requires management to make significant judgements. Usiminas has performed a review of its functional currency and concluded that the currency that most faithfully represents the economics effects of the entity is the US dollar and therefore its functional currency has changed from the local currency to the US dollar. This change is prospective from January 1, 2026, and does not affect the balances as of December 31, 2025, nor results or cash flows for the year then ended.

The decision was based on the fact that new global trade restrictions, affecting the international trade of steel along with the increase of steel imports in Brazil, have led to a greater correlation of local prices to global prices. In this context, there is also a greater proportion of total production costs in US dollars. Furthermore, factors to determine the functional currency were always mixed; however, currently most of revenue and costs of production are linked to the US dollar.

The change in functional currency of Usiminas will significantly reduce the volatility of the effects generated by foreign exchange movements and the application of IAS 21 - The Effects of Changes in Foreign Exchange Rates. The decision was approved by the Board of Directors of Usiminas on February 12, 2026.

c. Annual dividend proposal

Upon approval of the Company´s 2025 annual accounts, the Board of Directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on May 12, 2026, the payment of an annual dividend of $ 0.27 per share ($ 2.70 per ADS), or approximately $ 530 million, which includes the interim dividend of $ 0.09 per outstanding share ($ 0.90 per ADS) or approximately $ 177 million, paid on November 12, 2025. If the annual dividend is approved by the shareholders, a dividend of $ 0.18 per share ($ 1.80 per ADS), or approximately $ 353 million will be paid on May 15, 2026, with an ex-dividend date of May 14, 2026. These Consolidated Financial Statements do not reflect this dividend payable.

Pablo Brizzio
Chief Financial Officer

Page 98 of	98